Exhibit 99.1

May 28, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –First Quarter 2013 Financial Report

Below please find the Company’s First Quarter 2013 Financial Report as originally filed in Israel on May 28, 2013, translated into English.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Financial Reports as of March 31, 2013

Directors’ Report on the State of the Company’s Affairs

Update to the Description of the Company’s Business

Condensed Interim Consolidated Financial Statements

Separate Financial Statements of the Company

Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C (a)

Financial Statements of Equity-Accounted Investee

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended March 31, 2013

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended March 31, 2013 (the “Reporting Date”):

1.	The Company and its Operations

1.1.	Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector. In addition, the Group operates in the medical office buildings sector in the U.S., as well as in development and construction of primarily residential projects in Israel and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trade on the Tel Aviv Stock Exchange Ltd (“TASE” or the “TA Stock Exchange”) and on the New York Stock Exchange (“NYSE”), under the ticker symbol “GZT”.

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of its property, together with the implementation of this policy, will increase the return for shareholders.

1.2.	Group Properties

As of March 31, 2013, the Group owns and manages 608 properties, as follows:

•	585 shopping centers and medical office buildings of various sizes
•	10 shopping centers under development
•	13 other properties

The above properties have a gross leasable area (“G.L.A.”) of 6.8 million square meters. The properties are presented in the Company’s financial statements at their fair value of NIS 57.8 billion (NIS 76.4 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of partly-owned properties managed by the Group) and generate gross annual rental income (based on gross annual rents from owned properties and based on currency exchange rates as of March 31, 2013) of NIS 5.3 billion (NIS 7.0 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the partly-owned properties managed by the Group).

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

In the U.S., the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of March 31, 2013, the Company owns 45.4% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, Atlanta and Louisiana, and in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts and in Connecticut, and on the West Coast of the U.S., mainly in California. EQY owns1 155 income-producing properties 148 operating shopping centers and 7 other properties), with a total G.L.A. of 1.8 million square meters, as well as one shopping center under development. In addition, EQY partly owns, through joint ventures (10%/20%), and manages 13 shopping centers and another income-producing property in the U.S., with a total G.L.A. of 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 16 medical office buildings in the U.S., with a total G.L.A. of 136 thousand square meters.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the Toronto Stock Exchange (“TSX”). As of March 31, 2013, the Company holds 45.5% of FCR’s share capital. FCR’s properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns1 168 shopping centers in Canada, with a total G.L.A. of 2.3 million square meters and 4 shopping centers under development.

In Brazil, the Company operates through Gazit Brazil Ltda. (“Gazit Brazil”) (100%), which is engaged in the acquisition, development, and management of shopping centers in Brazil. As of March 31, 2013, Gazit Brazil owns 4 commercial income-producing properties with a G.L.A. of 33 thousand square meters and one shopping center designated for development.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of March 31, 2013, the Company owns 49.3% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns1 76 shopping centers and other retail properties of various sizes, with a total G.L.A. of 1.1 million square meters and one shopping center under development.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”) – a jointly controlled company that is presented according to the equity method and listed on the Vienna Stock Exchange and on the NYSE Euronext Stock Exchange, Amsterdam. As of March 31, 2013, the Company owns 34.5%2 of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns 156 income-producing shopping centers and other retail properties of various sizes, with a total G.L.A. of 1.2 million square meters. It also has one property under development and 35 plots of lands for future development.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of March 31, 2013, Gazit Germany owns 6 shopping centers and one other income-producing property, with a total G.L.A. of 101 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (75%), which is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing shopping centers, in Israel, with a total G.L.A. of 127 thousand square meters and has two properties under development, as well as lands for future development. Gazit Development is also active in Bulgaria and Macedonia, through subsidiaries (“Gazit Development (Bulgaria)”), where it owns a shopping center with a G.L.A. of 7 thousand square meters and lands for future development.

[1]	Includes jointly controlled properties.
[2]	The Company has a shareholders’ agreement with CPI, a Real Estate fund that is part of the Apollo Global Real Estate Management L.P. (“CPI”) that holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR.

In addition, Gazit Development also holds, through subsidiaries, 73.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group is primarily engaged (including through U. Dori Construction Ltd., which is also a public company listed on the TA Stock Exchange) in development and construction of primarily residential projects in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which is involved in the construction of a private power station in Ashkelon, located in the southern coastal region of Israel.

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s Internet website – www.gazit-globe.com, and the Internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

1.3.	Effects of the Financial Crisis and the Volatility in the International Capital Markets

The implications of the economic crisis that began in 2007 on the markets in which the Group operates has already caused, inter alia, a certain but not material amount of adverse effect on cash flows from the Group’s properties and an increase in cash flow capitalization rates. These factors resulted in the fair value of the Group’s properties depreciating in 2008 and 2009. During 2010 and at the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. This notwithstanding, there has recently been greater volatility and uncertainty in the global financial markets, with this apparently stemming from the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, on the price of European companies’ shares (that have been trading for a long period at below their Net Asset value).

As of March 31, 2013, the Company is reporting stability in occupancy rates and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows and/or a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessment regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position is not certain nor is it under the Company’s control; it therefore constitutes forward-looking statements. This assessment is based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessment is based to a material extent on its present expectations and assessment with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessment will indeed be realized, since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

1.4.	Adoption of new IFRS standards

The Group has early adopted, with effect from the financial statements as of June 30, 2012, IFRS 10,

Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), IAS 28R, Investments in Associates and Joint Ventures (“IAS 28R”), and IAS 27R, Separate Financial Statements (“IAS 27R”) (collectively: the “New Standards”). In accordance with their transition provisions, the New Standards have been applied retrospectively. Accordingly the data in the financial statements and in the Directors’ Report, as of March 31, 2012 and for the three-month period then ended have been retrospectively adjusted, in order to reflect therein the adoption of the New Standards. For details regarding the effect of the early adoption of the New Standards, refer to Note 7 to the financial statements.

1.5.	Highlights – First Quarter of 2013 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the year ended March 31
	2013	2012(*)	Change
Rental income	1,340	1,259	6%
NOI[1]	883	840	5%
Proportionately consolidated NOI[2]	528	528	—
FFO[3]	150	126	19%
FFO[3] per share (NIS)	0.90	0.76	18%

Investments in investment property and investment property under development	629	1,015	—
Fair value gain from investment property and investment property under development	177	313	—
Net income attributable to equity holders of the Company	345	258	—
Diluted earnings per share (NIS)	2.08	1.51	—
Cash flows from operating activities	72	112	—
Equity attributable to equity holders of the Company	7,618	7,395	—
Equity per share attributable to equity holders of the Company (NIS)	46.1	44.9	—
Net asset value per share (EPRA NAV4) (NIS)	54.1	51.6	—
EPRA NNNAV[4] per share (NIS)	41.3	41.6	—

•

As of March 31, 2013, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 8.1 billion (NIS 2.0 billion with the Company and wholly-owned subsidiaries). In addition, as of March 31, 2013, a jointly controlled company that is presented according to the equity method had cash balances amounting to NIS 0.9 billion.

•	The ratio of the Group’s net interest-bearing debt to total assets was 55.6%, as of March 31, 2013, compared to 56.1% as of December 31, 2012 and 57.8% as of March 31, 2012.

•	During the Reporting Period, Group companies issued debt by way of debentures and convertible debentures in a total amount of NIS 1 billion.

•	During the Reporting Period, Group companies issued equity in a total amount of NIS 470 million.

(*)	Retrospectively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.b and 7 to the financial statements.

[1]	NOI – (“Net Operating Income”) Rental income, net of property operating expenses.
[2]	The Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
[3]

The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For FFO data and the way in which it is calculated, refer to section 2.2 below.

[4]	Refer to section 2.4 below.

1.6.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of March 31, 2013):

First Capital Reality (FCR)
45.5%
Canada
Equity One (EQY)
45.4%
ProMed Properties
100%
USA
Gazit Brazil
100%
Brazil
GAZIT-GLOBE
Citycon (CTY)
49.3%
Atrium European Real Estate (ATR)
[1]34.5%
Gazit Germany
100%
Europe
Gazit Development (Bulgaria and macedonia)
100%
Gazit Globe Israel (Development)
75.0%
Israel
73.9%
U.Dori Group

[1]	A company jointly controlled together with CPI, which holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR as of March 31, 2013.

1.7	Breakdown of Net Operating Income (“NOI”), According to the Company’s Operating Regions[1]:

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of March 31, 2013:

Name of company	Type of security/property	Holding (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of March 31, 2013 (NIS in millions)
EQY	Shares (NYSE)	53.2	45.4	2,718	4,651

FCR	Shares (TSX)	94.3	45.5	5,329	6,411

CTY	Shares (OMX)	217.6	49.3	2,743	2,262

ATR	Shares (VSX, Euronext)	128.9	34.5	3,658	2,704

Dori Group[1]	Shares (TASE)	75.1	55.4	145	149

Europe	Income-producing property	—	—	902	—

Europe[2]	Property under development and lands	—	—	177	—

ProMed	Income-producing property	—	—	1,999	—

Brazil	Income-producing property and property under development	—	—	619	—

Israel[2]	Income-producing property	—	—	1,768	—

Israel[2]	Property under development and lands	—	—	168	—

Total		—	—	20,226	—

[1]	Represents an effective indirect holding in Dori Group.
[2]	Presented according to the proportionate consolidation method (75%).

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded stand-alone basis”) as of March 31, 2013:

NIS in
millions
Debentures	[1]9,970
Debts to financial institutions	4,646

Total debentures and debts to financial institutions(*)	14,616
Other monetary liabilities	305
Other liabilities	330

Total liabilities	15,251
Less – monetary assets	2,215
Less – other investments[2]	428

Liabilities, net	12,608

(*)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[3]	Banks	Mortgages	Total	%
2013	731	84	36	851	5.8
2014	274	[4]182	603	1,059	7.2
2015	982	996	298	2,276	15.6
2016	974	534	26	1,534	10.5
2017	770	507	67	1,344	9.2
2018	1,264	481	313	2,058	14.1
2019	1,522	—	110	1,632	11.2
2020	1,006	—	20	1,026	7.0
2021	991	—	22	1,013	6.9
2022	599	—	234	833	5.7
2023 and after	857	—	133	990	6.8

Total	9,970	2,784	1,862	14,616	100

[1]	Excludes an asset of NIS 1,166 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the financial assets.
[2]	Comprise primarily of the investment in private funds’ units and the investment in RSC (refer also to Note 5.b to the financial statements).
[3]	Includes a private, unsecured loan from an institutional investor in the amount of NIS 283 million
[4]	Includes a two-year credit facility in the amount of U.S.$ 50 million that was signed during the 2012 with a foreign bank.

2.2.	FFO (EPRA Earnings)

As is the practice in the U.S. and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to and without derogating from the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles. In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations), gains or losses on sale of properties, depreciation and amortization and other kinds of gains and losses.

In the U.S., where financial statements are usually prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

The measure represents the accounting net income for the period, after excluding one-time revenues and expenses (including gains or losses on the revaluation of properties), the sale of properties, depreciation and amortization and other types of profit. This measure is customarily used to review the performance of income-producing property companies. The adjustments that have to be made to the accounting income are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

In addition, as clarified in the guidelines of the Israel Securities Authority, FFO does not constitute a financial measure based on generally accepted accounting principles.

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 3 months ended March 31		For the year ended December 31
	2013	2012 (*)	2012
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	345	258	957

Adjustments:
Fair value gain from investment property and investment property under development, net	(177)	(313)	(1,913)
Capital loss on sale of investment property and investment property under development	13	2	5
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit or loss	(189)	20	(36)
Adjustments with respect to equity-accounted investees	(6)	1	(43)
Loss from decrease in interest in investees	—	—	4
Deferred taxes and current taxes with respect to disposal of properties	65	127	668
Gain from bargain purchase	—	(82)	(134)
Acquisition costs recognized in profit or loss	4	3	26
Loss from early redemption of interest-bearing liabilities	3	4	147
Non-controlling interests’ share in above adjustments	62	109	685

Nominal FFO	120	129	366

Additional adjustments:
CPI and exchange rates linkage differences	3	2	94
Depreciation and amortization	4	3	16
Adjustments with respect to equity-accounted investees	15	(20)	2
Other adjustments[1]	8	12	55

FFO according to the management approach	150	126	533

Basic FFO according to the management approach per share (in NIS)	0.90	0.77	3.23

Diluted FFO according to the management approach per share (in NIS)	0.90	0.76	3.23

Number of shares used in the basic FFO calculation[2] (in thousands)	165,313	164,821	164,912

Number of shares used in the diluted FFO calculation (in thousands)	165,530	165,065	165,016

(*)	Retrospectively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.b and 7 to the financial statements

[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include expenses from extra-ordinary legal proceedings not related to the reporting periods, expenses arising from one-time payments relating to the termination of engagements with senior Group officers and also income and expenses from operations not related to income-producing property.

[2]	Number of issued shares (weighted average for the period)

2.3.	Additional information is presented below concerning the Company’s share in the income-producing properties owned by the Group as of March 31, 2013, based on capitalization of net operating income (“NOI”) methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months		For the year
	ended		ended
	March 31		December 31
	2013	2012 (*)	2012
	NIS in millions
Rental income	1,340	1,259	5,249
Property operating expenses	457	419	1,705

NOI for the period	883	840	3,544
Less – minority’s share in NOI	(435)	(400)	(1,715)
Add – Company’s share in NOI of jointly controlled companies[1]	80	88	333

NOI for the period – the Group’s proportionate share	528	528	2,162

NOI for the year	[2]2,112	[2]2,112	2,162

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the first quarter of 2013:

Cap Rate:	6.50%	7.00%	7.50%	8.00%

Value of income-producing property (NIS in millions)[3]	32,448	30,130	28,121	26,364

New properties, properties under development and lands, which have not yet come on line and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of March 31, 2013, amounted to NIS 2,304 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of March 31, 2013, amounted to NIS 24,169 million.

(*)	Retrospectively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.b and 7 to the financial statements

[1]	Company’s which are presented according to the equity method.
[2]	Calculated by multiplying the NOI for the first quarter by four.
[3]	Calculated as the results of dividing the NOI by the cap rate.

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA guidance, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of the fair value of derivatives and deferred taxes with respect to the revaluation of assets to their fair value; the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial instruments of the kind referred to above and for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the recommendations of EPRA. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

			As of
	As of March 31		December 31
	2013	2012 (*)	2012
	NIS in millions
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	7,618	7,395	7,849
Fair value asset adjustment for derivatives	(929)	(808)	(738)
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority’s share)	2,042	1,733	2,048
Adjustments with respect to equity-accounted investees	218	189	235

Net asset value - EPRA NAV	8,949	8,509	9,394

EPRA NAV per share (in NIS)	54.1	51.6	56.9

EPRA NNNAV
EPRA NAV	8,949	8,509	9,394
Fair value asset adjustment for derivatives	929	808	738
Adjustments of financial liabilities to fair value	(1,714)	(1,190)	(1,495)
Other adjustments to provision for deferred taxes[1]	(1,103)	(1,057)	(1,059)
Adjustments with respect to equity-accounted investees	(233)	(209)	(254)

“Adjusted” net asset value - EPRA NNNAV	6,828	6,861	7,324

EPRA NNNAV per share (in NIS)	41.3	41.6	44.3

Issued share capital of the Company[2] (in thousands) used in the calculation	165,346	164,821	165,247

(*)	Retrospectively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.b and 7 to the financial statements.

[1]

This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in territories where, upon disposing of property, the Group customarily defers the payment of the capital gains tax.

[2]	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company.

3.	Explanations of the Board of Directors for the Corporation’s Business Position, its Operating Results, its Equity and its Cash Flows

3.1	General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled NIS 629 million and investments in the shares of the Company’s investees totaled NIS 728 million. The effect of these investments on the operating results of the Group will be reflected during the rest of 2013 and thereafter.

Property activities

1)	In the Reporting Period, the Group acquired two income-producing properties, with a total G.L.A. of 14 thousand square meters, and lands for future development, at a total cost of NIS 264 million. In addition, the Group has developed new properties and redeveloped existing properties at a total cost of NIS 365 million. In addition, CTY closed the acquisition of the Kista Galleria shopping center, located in Stockholm, Sweden, through a joint venture (50%) with a third party for a total consideration of EUR 530 million (NIS 2.5 billion) (for additional details, refer to Note 3.c.2 to the financial statements). In addition, the Group sold non-core properties totaling NIS 611 million.

2)	Highlights of operational data:

	Income-	G.L.A.	Average basic monthly		Change in same	Occupancy rate
	producing	(in thousands	rent per square meter		property	in core properties		Debt to
	properties	of square meters)	31.3.2013	31.3.2012	NOI(*)	31.3.2013	31.3.2012	total assets
EQY	155	1,810	U.S.$ 13.5	U.S. 12.7	3.0%	91.8%	91.2%	38.4%
FCR	168	2,276	C$15.7	C$15.2	4.0%	95.1%	95.9%	41.7%
CTY	76	1,062	EUR 21.3	EUR 20.5	3.5%	95.0%	95.5%	51.6%
ATR	156	1,245	EUR 11.7	EUR 11.5	2.9%	97.4%	97.1%	[1]17.4%

(*)	Change in same property NOI in the Reporting Period, compared to the corresponding quarter last year.

[1]	ATR’s ratio of net debt to total assets as of March 31, 2013 totaled 11.9%.

3)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of March 31, 2013 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	4	820	288	90
EQY	1	36	157	11
CTY	1	86	244	34
ATR	1	263	226	75
Gazit Development	2	64	111	15
Gazit Brazil	1	132	[1]—	[1]—

	10	1,401	1,026	225

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of March 31, 2013 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	15	3,003	185	245
EQY	10	82	140	43

	25	3,085	325	288

3.2	Material events during the Reporting Period

Equity issuances

A.	For details regarding a rights issuance by CTY in an amount of EUR 200 million and the Company’s participation in this offering in an amount of EUR 98 million (NIS 472 million), refer to Note 3.a to the financial statements.

Financing activity

B.	For details regarding a debt issuances by FCR in the amount of C$ 225 million by way of debentures and in the amount of C$ 57.5 million by way of convertible debentures, refer to Note 3.b to the financial statements.

Other events

C.	For details regarding the acquisition by CTY of the Kista Galleria shopping center, located in Stockholm, Sweden, through a joint venture (50%), refer to Note 3.c.2 to the financial statements.

D.	For details regarding the acquisition in the Reporting Period of 2.1 million CTY shares by the Company for a consideration of NIS 25 million, refer to Note 3.c.1 to the financial statements.

E.	For details regarding a shareholders agreement entered into in the Reporting Period by Mr. Chaim Katzman, the Chairman of the Board of Directors and the Company’s controlling shareholder (together with a private company under his control), with Mr. Dori Segal, the Executive Vice Chairman of the Board of Directors and a director and a shareholder of Norstar, and his wife, Ms. Erika Ottosson, a shareholder of Norstar, in connection with their holdings in Norstar and their becoming part of the controlling shareholders thereof, refer to Regulation 21.A in Chapter D of the Periodic Report.

F.	For details regarding a private issuance to employees and officers of share options, restricted share units (RSUs) and performance share units (PSUs), made in February 2013, refer to Note 3.c.3 to the financial statements.

1	The project is in the planning stage that has not yet been completed and has yet to be approved by the authorized organs of the Company.

3.3	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2012, the Company announced that the dividend to be declared in 2013 would not be less than NIS 0.43 per share per quarter (NIS 1.72 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2013 is shown in the graph below:

*	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2013 is applied as stated above.

3.4	Financial Position

Current assets

Current assets, as of March 31, 2013, total NIS 5.5 billion, compared to NIS 5.6 billion as of December 31, 2012. The current assets include investment property which is classified as “Assets classified as held for sale”, primarily at FCR (consisting of 13 shopping centers with an area of 152 thousand square meters and 5 plots of land). FCR has announced that, subsequent to the Reporting Date, it entered into a transaction for the sale of some of the aforesaid properties, for a consideration of C$ 193 million (NIS 0.7 billion); it is anticipated that the transaction will be closed in June 2013.

Equity-accounted investees

Equity-accounted investees, as of March 31, 2013, total NIS 5,181 million and are comprised primarily of an investment in 128.9 million ATR shares in an amount of NIS 3,658 million, compared to NIS 4,713 million, comprised primarily of an investment in 128.9 million ATR shares in an amount of NIS 3,845 million, as of December 31, 2012. In addition, the balance includes investments in the books of FCR and EQY in income-producing properties owned through joint ventures, as well as an investment by Dori Group in Dorad Energy Ltd. and Ronson. The increase in equity-accounted investments in the Reporting Period is due primarily to the investment of CTY in a joint venture (50%) to acquire the Kista Galleria shopping center, located in Stockholm, Sweden, at a net cost of EUR 144 million (NIS 669 million) (for additional details, refer also to Note 3.c.2 to the financial statements). The aforesaid increase was partially offset by the devaluation of the currency exchange rate of the Euro against the New Israeli Shekel, which resulted in a decrease of NIS 0.3 billion.

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of March 31, 2013, financial derivatives amounted to NIS 1,073 million, compared to NIS 929 million as of December 31, 2012. The increase is due primarily to a revaluation of the financial derivatives to their fair value in the Reporting Period, which was mainly affected by the devaluation of the currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel.

Other investments, loans and receivables

Other investments, loans and receivables, as of March 31, 2013, totaled NIS 739 million, compared to NIS 713 million as of December 31, 2012, and are comprised primarily of long-term loans granted to partners and others, as well as deposits and other receivables.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets) as of March 31, 2013, amounted to NIS 57.8 billion, compared to NIS 59.8 billion as of December 31, 2012.

The decrease in these balances in the Reporting Period is due primarily to the change in currency exchange rates (the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), that accounted for NIS 2.2 billion and the sale of investment property, which was not part of the Group’s core business, for a consideration of NIS 0.6 billion. The aforesaid decrease was partially offset by the acquisition of income-producing properties, development of new properties and redevelopment of existing properties at a total cost of NIS 0.6 billion and adjustments to the fair value of investment property and investment property under development of an additional NIS 0.2 billion.

Current liabilities

Current liabilities, as of March 31, 2013, totaled NIS 5.6 billion, compared to NIS 5.4 billion as of December 31, 2012; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.6 billion, compared to NIS 2.4 billion as of December 31, 2012. The increase is due mainly to a rise in the balance of liabilities that become due for settlement in the coming year. As of March 31, 2013, the Group had a negative working capital balance of NIS 121 million. The current assets of NIS 5.5 billion, the approved unutilized long-term credit facilities of NIS 5.7 billion, as well as the cash flows provided by operating activities, are together significantly greater than the amount of the current liabilities, and thus Company Management believes the balance of current liabilities as of March 31, 2013 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of March 31, 2013, totaled NIS 41.8 billion, compared to NIS 43.0 billion as of December 31, 2012. The decrease in non-current liabilities is due mainly to the devaluation of the currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel. This decrease was partially offset by debt (mainly debentures) raised by the Group companies in the Reporting Period.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of March 31, 2013, amounted to NIS 7,618 million, compared to NIS 7,849 million as of December 31, 2012. The decrease in the Reporting Period is mainly due to a reduction in the capital reserves line-item of NIS 505 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from the devaluation of the currency exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), and by the dividend declared amounting to NIS 71 million, which was countered by the net income for the period attributable to the equity holders of the Company amounting to NIS 345 million.

The equity per share attributable to the equity holders of the Company as of March 31, 2013 totaled NIS 46.1 per share, compared to NIS 47.5 per share as of December 31, 2012, after a dividend distribution of NIS 0.43 per share in the Reporting Period.

Non-controlling interests

Non-controlling interests, as of March 31, 2013, amounted to NIS 14.8 billion, the same as of December 31, 2012; the balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 54.6% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 54.5% of FCR’s equity; and also the interests of CTY’s other shareholders at a rate of 50.7% of CTY’s equity.

In the Reporting Period, the dividends to non-controlling interests amounted to NIS 263 million and the share of the non-controlling interests in the comprehensive loss of the subsidiaries, which is due mainly to foreign currency effects, amounted to NIS 259 million. The aforesaid decrease in non-controlling interests was partially offset by the issuance of shares in the subsidiaries to the non-controlling interests in the Reporting Period in a total amount of NIS 531 million.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 55.6% as of March 31, 2013, compared to 57.8% as of March 31, 2012 and 56.1% as of December 31, 2012.

The ratio of the Group’s interest-bearing debt to its total assets stood at 57.1% as of March 31, 2013, compared to 58.9% as of March 31, 2012 and 57.5% as of December 31, 2012.

The ratio of the Group’s net interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at 53.2% as of March 31, 2013, compared to 57.3% as of March 31, 2012 and 54.5% as of December 31, 2012.

The ratio of the Group’s interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at 54.8% as of March 31, 2013, compared to 58.4% as of March 31, 2012 and 55.9% as of December 31, 2012.

3.5	Results of Operations and analysis thereof

A.	Results of operations are as follows:

			For the year ended December 31 2012
	For the 3 months
	ended March 31
	2013	2012(*)
	NIS in millions (other than
	net earnings per share data)
Rental income	1,340	1,259	5,249
Property operating expenses	457	419	1,705

Net operating rental income	883	840	3,544

Revenues from sale of buildings, land and construction works performed	427	476	1,749
Cost of buildings sold, land and construction works performed	396	455	1,665

Gross profit from sale of buildings, land and construction works performed	31	21	84

Total gross profit	914	861	3,628
Fair value gain from investment property and investment property under development, net	177	313	1,913
General and administrative expenses	(147)	(162)	(648)
Other income	5	90	164
Other expenses	(17)	(5)	(47)
Company’s share in earnings of equity-accounted investees, net	58	80	299

Operating income	990	1,177	5,309
Finance expenses	(477)	(506)	(2,214)
Finance income	213	26	120

Profit before taxes on income	726	697	3,215
Taxes on income	74	132	681

Net income	652	565	2,534

Attributable to:
Equity holders of the Company	345	258	957
Non-controlling interests	307	307	1,577

	652	565	2,534

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	2.09	1.57	5.80

Diluted net earnings	2.08	1.51	5.59

(*)	Retrospectively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.b and 7 to the financial statements

The statement of comprehensive income is as follows:

			For the year ended December 31 2013
	For the 3 months
	ended March 31
	2013	2012(*)
	NIS in millions
Net income	652	565	2,534

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,090)	(229)	(417)
Realization of exchange differences on translation of equity-accounted foreign operations	—	3	3
Net gains (losses) on cash flow hedges	52	26	(100)
Net gains (losses) on available-for-sale financial assets	(6)	1	37

	(1,044)	(199)	(477)
Items not to be reclassified to profit or loss
Gain (loss) on revaluation of fixed assets in joint venture	(6)	(3)	10

Total other comprehensive loss	(1,050)	(202)	(467)

Total comprehensive income (loss)	(398)	363	2,067

Attributable to:
Equity holders of the Company	(139)	177	773
Non-controlling interests	(259)	186	1,294

	(398)	363	2,067

(*)	Retrospectively adjusted due to the adoption of new IFRSs; for details refer to Notes 2.b and 7 to the financial statements

B.	Analysis of results of operations for the first quarter of 2013

Rental income

Rental income increased by 6% to NIS 1,340 million in the Reporting Period, compared to NIS 1,259 million in the corresponding quarter last year. The increase is due mainly to the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2012, countered by properties sold, and growth in income from existing properties. The increase was partially offset by a decrease in the average currency exchange rates of the U.S. Dollar, the Canadian dollar and the Euro against the New Israeli Shekel.

Property operating expenses

Property operating expenses totaled NIS 457 million in the Reporting Period, representing 34.1% of total rental income, compared to NIS 419 million, representing 33.2% of total rental income, in the corresponding quarter last year.

Net operating rental income (NOI)

Net operating rental income increased by 5% to NIS 883 million in the Reporting Period (65.9% of rental income), compared to NIS 840 million (66.8% of rental income) in the corresponding quarter last year.

Revenues from sale of buildings, land and construction works performed

Revenues from the sale of buildings, land and construction works performed totaled NIS 427 million in the Reporting Period, comprising NIS 70 million from the sale of buildings and land and NIS 357 million from construction works performed, compared with a total of NIS 476 million in the corresponding quarter last year, comprising NIS 105 million from the sale of buildings and land and NIS 371 million from construction works performed. Revenues from the sale of buildings in the Reporting Period included initially the residential development activity of FCR, which amounted to NIS 33 million.

The gross profit from this activity amounted to NIS 31 million in the Reporting Period, compared to a gross profit of NIS 21 million in the corresponding quarter last year.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of NIS 177 million, compared to a fair value gain of NIS 313 million in the corresponding quarter last year. The increase in the value of investment property in the Reporting Period was recorded primarily at EQY, FCR and CTY.

General and administrative expenses

General and administrative expenses totaled NIS 147 million (8.3% of total revenues) in the Reporting Period, compared to NIS 162 million (9.3% of total revenues) in the corresponding quarter last year. The reduction in general and administrative expenses is due mainly to a reduction in general and administrative expenses at EQY and CTY as a result of a decrease in expenses with respect to the examination of transactions and a reduction in salary expenses, as well as to savings in administrative expenses as a result of the restructuring, within the context of which GAA turned from a public company to a private company.

Other income

Other income totaled NIS 5 million in the Reporting Period, compared to Other income of NIS 90 million in the corresponding quarter last year, due mainly to a bargain purchase gain of NIS 82 million on the acquisition of ATR shares.

Company’s share in earnings of equity-accounted investees, net

In the Reporting Period, this line-item totaled NIS 58 million, and mainly comprises the Company’s share of ATR’s earnings in an amount of NIS 48 million, compared to earnings of NIS 80 million in the corresponding quarter last year, which included NIS 72 million with respect to the Company’s share of ATR’s earnings. The decline in the Company’s share of ATR’s earnings is due mainly to finance expenses with respect to currency exchange fluctuations recorded by ATR in the Reporting Period, compared to finance income with respect to currency exchange fluctuations in the corresponding quarter last year.

Finance expenses

Finance expenses amounted to NIS 477 million in the Reporting Period, compared to NIS 506 million in the corresponding quarter last year. Finance expenses in the corresponding quarter last year included losses on the devaluation of financial derivatives, primarily with respect to cross-currency swap hedging transactions, of NIS 40 million, compared to a gain of NIS 187 million on the revaluation of derivatives in the Reporting Period, which is included within the framework of “Finance income”. Excluding the aforementioned loss on devaluation of derivatives, the finance expenses in the Reporting Period rose in comparison to the corresponding quarter last year, as a result of the growth in the balance of the interest-bearing debt of the Company and its subsidiaries from an average balance of NIS 38.3 billion in the corresponding quarter last year to an average balance of NIS 40.4 billion in the Reporting Period. The finance expenses reflect average nominal annual interest of 4.7% on the interest-bearing debt of the Company and its subsidiaries, compared to 4.9% in the corresponding quarter last year. The reduction in the nominal interest is due mainly to the raising of long-term debt in 2012 at a lower rate of interest than the debt settled in the aforementioned period.

Finance income

Finance income totaled NIS 213 million in the Reporting Period, compared to NIS 26 million in the corresponding quarter last year. Finance income in the Reporting Period is mainly comprised of a NIS 187 million gain on the revaluation of financial derivatives (in the corresponding quarter last year – losses on the devaluation of financial derivatives were recorded within the framework of “Finance expenses”, as stated above), interest income of NIS 22 million (in the corresponding quarter last year – income of NIS 16 million) and the gain on disposal of securities and dividend income of NIS 4 million (in the corresponding quarter last year – income of NIS 7 million).

Taxes on income

Taxes on income in the Reporting Period are mainly comprised of deferred tax expenses of NIS 96 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property and to the increase in the fair value of financial derivatives, compared to deferred tax expenses totaling NIS 124 million in the corresponding quarter last year. In addition, tax benefits of NIS 31 million were recorded in the Reporting Period, with respect to previous years, due to a subsidiary’s assessment agreement. The Group companies’ current tax expenses totaled NIS 9 million in the Reporting Period, compared to expenses of NIS 8 million in the corresponding quarter last year.

3.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are its cash reserves (generated from its income-producing properties), credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid resources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in affiliates, other investments and the payment of dividends.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 2.4 billion as of March 31, 2013, and NIS 2.3 billion at the end of 2012. In addition, as of March 31, 2013, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 5.7 billion, compared to NIS 5.9 billion as of December 31, 2012.

As of March 31, 2013, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 8.1 billion (of which NIS 2.0 billion is with the Company and wholly-owned subsidiaries).

As of March 31, 2013, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of approximately NIS 37.2 billion.

As of March 31, 2013, the Company has negative working capital of NIS 121 million and NIS 445 million, according to its consolidated financial statements and its stand-alone financial statements, respectively. On the other hand, the Company has at its disposal, on a consolidated and on a stand-alone basis (including wholly-owned subsidiaries), unutilized approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 5.7 billion and NIS 1.8 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. For details regarding debt issuances by FCR subsequent to the reporting date, refer to Note 5.e to the financial statements. The Company’s Board of Directors has tested for negative working capital both on the basis of the Company’s consolidated financial statements and also on the basis of the Company’s stand-alone financial statements, and has determined that, in light of the scope of the sources at the disposal of the Group, in general, and the Company, in particular (as described above), the existence of negative working capital is not of itself a sign that the Group or the Company has a liquidity problem.

Moreover, as of March 31, 2013, based on its stand-alone financial statements, the Company has continuous negative cash flows from operating activities, which, together with its negative working capital, constitutes a warning sign pursuant to the Securities Regulations (Periodic and Immediate Reports), 1970, and thus requires disclosure of the Company’s forecasted cash flows, which are attached as Appendix C of the Directors’ Report.

3.7.	Cash flows

Cash inflows from operating activities in 2012 and in the Reporting Period totaled NIS 72 million, compared to NIS 112 million in the corresponding period last year. Excluding timing differences with respect to payments to third parties (see below), the cash flows provided by operating activities in the Reporting Period totaled NIS 384 million, compared to NIS 264 million in the corresponding period last year.

	For the 3 months
	ended March 31
	2013	2012
	NIS in millions
Net cash provided by operating activities	72	112
Exclusion of changes in asset and liability items, net[1]	312	152

	384	264

In the Reporting Period, the activities of the Company and its subsidiaries were funded by means of equity raisings in an amount of NIS 470 million, by means of the issuance of debentures and convertible debentures in a net amount of NIS 1,023 million and by means of the realization of investments in available-for-sale securities and deposits in a net amount of NIS 134 million. The proceeds from the above sources were used primarily for the acquisition and development of investment property in a net amount of NIS 18 million, for the repayment of loans and credit facilities in a net amount of NIS 496 million, for the payment of dividends by Group companies in an amount of NIS 148 million, for investments and loans to investees in an amount of NIS 728 million and for the grant of long-term loans in a net amount of NIS 48 million.

[1]	Refer to the consolidated statements of cash flows.

3.8.	Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures (Series A and/or Series C and/or Series F) with a scope of NIS 50 million. The program was originally intended to run through December 31, 2011; however in January 2012 it was extended to December 31, 2012 (and was also broadened to encompass Series B debentures as well). On August 20, 2012, the Company’s Board of Directors approved the extension of the term of the repurchase program until August 20, 2013, to add the possibility of repurchasing debentures from Series D, E, I, J and K, and to also increase the scope of the program to NIS 100 million. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of March 31, 2013 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 4 million under the aforementioned program. For further details regarding the repurchase program, refer to the Immediate Reports that the Company issued on September 13, 2011 (Reference No.: 2011-01-273129), January 4, 2012 (Reference No.: 2012-01-006039) and August 21, 2012 (2012-01-215097).

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. On March 19, 2013, the approval date of the Company’s annual report for 2012, there have not been any material changes in the nature of the market risks to which the Company is exposed and their management.

4.2.	During the period from January 1, 2013 through the date on which the financial statements were signed, the officers responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company policies during the meetings at which the financial statements as of December 31, 2012 and March 31, 2013 were approved.

4.3.	Changes in foreign currency exchange rates – From January 1, 2013 through March 31, 2013, the New Israeli Shekel appreciated against the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real by 2.3%, 4.3%, 5.3% and 0.9%, respectively. With regard to the consolidated linkage bases report as of March 31, 2013, refer to Appendix A of the Directors’ Report. In addition, from March 31, 2013 until immediately prior to the date of approval of this report, the New Israeli Shekel depreciated against the U.S. Dollar and the Euro by 1.3% and 2.9%, respectively and appreciated against the Canadian Dollar and the Brazilian Real by 0.4% and 0.6%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2013 through March 31, 2013, there was no change in the (known) consumer price index. As to the effect of changes in the consumer price index on the equity of the Company as of March 31, 2013, refer to Appendix A of the Directors’ Report. In addition, from March 31, 2013 until immediately prior to the date of approval of this report, the (known) consumer price index rose by 0.6%.

4.4	As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate developments. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates (except with regard to the New Israel Shekel) and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates.

For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining currency exposure after transacting cross-currency swaps, as of March 31, 2013, refer to the table attached as Appendix B of the Directors’ Report.

As of March 31, 2013, the economic exposure of the Company’s equity to the various currencies is distributed as follows1:

5.	Corporate Governance Aspects

5.1	Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s Management. In the Reporting Period, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries.

A.	Initiative for “Supporting the South” – In September 2012, the “Supporting the South” initiative was launched, and as part of this, the Company has asked to assist in strengthening the education system in southern Israel. Within the framework of the initiative, the Company participates in educational projects in some 20 schools, grants scholarships to 110 students and supports youth centers. The “Supporting the South” initiative is expected to be the Company’s main channel for social investment in the coming years, and the Company’s Board of Directors has approved an annual budget of NIS 7 million for this.

B.	The Gazit-Globe Real Estate Institute – The Company makes donations to the Interdisciplinary Center (IDC) Herzliya, Israel, which has established an institute that is engaged in research and studies in the fields of real estate initiation and management. The Company has pledged to donate a total amount of U.S.$ 2.9 million to the IDC through 2018.

C.	Communal involvement – The Group supports a variety of social organization in the fields of welfare, health, culture and assistance to soldiers. In the Reporting Period, the Company continued its “adoption” of a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project; it also continued to support “Etgarim: Israel Association for the Disabled” and the “Larger than Life” association that helps children with cancer, as well as many other organizations. In addition to the donations, Company employees take part in voluntary activities. In the Reporting Period, the Group’s donations amounted to NIS 2,216 thousand.

[1]	Refer to Appendix B of the Directors’ Report.

6.	Disclosure Regarding the Financial Reporting of the Company

6.1	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding the Company’s sale of its 50% interest in a senior housing facility and its 60% interest in land owned through Royal Senior Care to its partner in these properties, refer to Note 5.b to the financial statements.

B.	For details regarding the debt offering made by ATR of EUR 350 million par value of debentures, refer to Note 5.a to the financial statements.

C.	On May 10, 2013, S&P rating agency initially assigned CTY’s short- and long-term credit rating at ‘A-3’ and ‘BBB-’, respectively, with a Stable Outlook.

D.	On May 16, 2013, Moody’s rating agency initially assigned CTY’s long-term credit rating at ‘Baa3’, with a Stable Outlook.

E.	For details regarding the debt offering made by FCR of C$ 175 million par value of debentures, refer to Note 5.e to the financial statements.

6.2	Critical Accounting Estimates -

Refer to Note 2.b to the financial statements for the year ended December 31, 2012.

7.	Details Concerning the Corporation’s Publicly-Held Commitment Certificates

A.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2012 is approximately NIS 1,109 million. No material changes have occurred in the value of the pledged properties as of March 31, 2013, compared to their value as of December 31, 2012.

B	On May 13, 2013, S&P Maalot rating agency upgraded the credit rating of all the outstanding debentures of the Company from ‘ilA+’ to ‘ilAA-’ (Israeli rating scale), with a Stable Outlook.

May 27, 2013
Date of Approval of Directors’ Report	Chaim Katzman Chairman of the Board of Directors	Aharon Soffer President

Appendix A to the Directors’ Report

Linkage Bases Report

	As of March 31, 2013
	NIS -linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS- unlinked	Other currencies	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	3	173	835	813	66	24	—	1,914
Short-term deposits and loans	74	190	149	3	6	—	—	422
Trade and other accounts receivable	19	89	97	44	601	28	156	1,034
Long-term investments and loans	153	582	147	522	6	3	—	1,413

Total monetary assets	249	1,034	1,228	1,382	679	55	156	4,783
Other financial assets (1)	—	—	—	—	—	—	1,575	1,575
Other assets (2)	—	15,629	25,678	12,743	3,359	5,781	298	63,488

Total assets	249	16,663	26,906	14,125	4,038	5,836	2,029	69,846

Liabilities
Short-term credit from banks and others	3	27	30	304	115	—	—	479
Trade payables and other accounts payables	45	188	605	292	751	181	67	2,129
Liabilities attributable to assets held for sale	—	—	142	—	—	—	—	142
Debentures (3) (4)	8,330	2,856	6,069	1,029	1,490	—	—	19,774
Convertible debentures	—	—	1,340	185	—	—	—	1,525
Interest-bearing loans from financial institutions and others	338	4,941	6,010	5,169	37	2,816	—	19,311
Other financial liabilities	4	63	151	28	25	2	82	355
Employee benefit liabilities, net	—	1	—	—	7	—	—	8

Total financial liabilities	8,720	8,076	14,347	7,007	2,425	2,999	149	43,723
Other liabilities (1)	—	—	—	—	—	—	3,724	3,724

Total liabilities	8,720	8,076	14,347	7,007	2,425	2,999	3,873	47,447

Assets, net of liabilities	(8,471)	8,587	12,559	7,118	1,613	2,837	(1,844)	22,399

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	With respect to NIS 8,330 million linked to the Israeli CPI, the Company has NIS 3,536 million of cross-currency swaps.
(4)	With respect to NIS 1,490 million unlinked NIS, the Company has NIS 1,304 million of cross-currency swaps.

Appendix B of the Directors’ Report

Additional Information regarding Currency Exposure

as of March 31, 2013

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of March 31, 2013. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	2,568	2,386	2,666	3,209	314
Assets in NIS	2,568	8,704	12,427	11,518	568	35,785
% of total assets	7	24	35	32	2	100
Liabilities in original currency	9,676	1,376	1,410	1,720	—
Cross-currency swap transactions in original currency	(6,962)	178	631	642	154
Liabilities in original currency	2,714	1,554	2,041	2,362	154
Liabilities in NIS adjusted for swaps	2,714	5,669	9,514	8,478	278	26,653
% of total liabilities	10	21	36	32	1	100
Total equity in original currency	(146)	832	625	847	160
Total economic equity[3] in NIS	(146)	3,035	2,913	3,040	290	9,132
% of total equity	(1)	33	32	33	3	100

[1]	According to currency exchange rates as of March 31, 2013.
[2]

The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.

[3]	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to the revaluation of investment property.

Appendix C of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

The Company’s Board of Directors has examined the criteria relating a corporation’s warning signs, as set forth in the Securities Regulations (Periodic and Immediate Reports), 1970. As of March 31, 2013, based on its stand-alone financial statements (in accordance with Regulation 38D of the aforementioned regulations), the Company has a working capital deficit and also continuous negative cash flows from operating activities, which constitutes one of the warning signs pursuant to the regulations, and thus requires disclosure of the Company’s forecasted cash flows.

Presented below is a disclosure regarding the forecasted cash flows as of March 31, 2013, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the Reporting Date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and without additional investments:

	1.4.2013 through 31.12.2013	1.1.2014 through 31.12.2014	1.1.2015 through 31.3.2015
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	1,396	859	1,072

Stand-alone sources:
From operating activities of investees (2)	767	1,304	299

Total sources	767	1,304	299
Stand-alone applications:
Cash outflows for operating activities (3) (5)	(380)	(551)	(203)
Cash outflows for financing activities (4) (5)	(708)	(252)	(8)
Anticipated dividend distributions (6)	(216)	(288)	(72)

Total applications	(1,304)	(1,091)	(283)

Balance of Liquid assets at the end of the period	859	1,072	1,088

As of March 31, 2013, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 4.9 billion.

The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company. In addition, as of March 31, 2013, the Company’s wholly-owned subsidiaries have at their disposal approved, unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 0.6 billion. Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 1.5 billion, NIS 1.7 billion and NIS 1.7 billion, respectively.
(2)	Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, FCR, EQY and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.
(3)	Includes interest payments, tax payments and general and administrative expenses.
(4)	Redemption of principal of debentures in accordance with the debenture terms.
(5)	Based on currency exchange rates and variable interest rates according to bank forecasts and on a 2% rise in the consumer price index. Changes in these assumptions could have an effect on principal and interest payments.
(6)	In accordance with the Company’s dividend distribution policy, as announced in November 2012.

Forward-looking information

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this Report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2012 PERIODIC

REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2012 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 22, 2013, the Company distributed a dividend to its shareholders in the amount of approximately NIS 71 million (NIS 0.43 per share).

B.	For details regarding the dividend declared by the Company subsequent to the Reporting Date, refer to Note 5.f to the financial statements.

Update to Section 7 – Acquisition, development and management of shopping centers in Canada

A.	For details regarding the public offering in Canada made by FCR of C$ 100 million par value of unsecured debentures (Series P) bearing annual interest at the rate of 3.95%, refer to Note 3.b.1 to the financial statements.

B.	For details regarding the public offering in Canada made by FCR of C$ 300 million par value of unsecured debentures (Series Q) bearing annual interest at the rate of 3.90%, refer to Notes 3.b.2 and 5.e to the financial statements.

C.	For details regarding the public offering in Canada made by FCR of C$ 57.5 million par value of unsecured convertible debentures, bearing annual interest at the rate of 4.45%, refer to Note 3.b.3 to the financial statements.

Update to Section 8 – Acquisition, development and management of shopping centers in Northern Europe

A.	For details regarding the issuance made by CTY of 114.4 million CTY shares by means of a rights issuance, for a gross consideration of EUR 200 million, and the Company’s participation in this issuance, refer to Note 3.a to the financial statements.

B.	For details regarding the acquisition of 2.1 million CTY shares by the Company for a consideration of EUR 5 million, refer to Note 3.c.1 to the financial statements.

C.	On May 10, 2013, S&P rating agency initially assigned CTY’s short and long-term credit rating at ‘A-3’ and ‘BBB-’, respectively, with a Stable Outlook.

D.	On May 16, 2013, Moody’s rating agency initially assigned CTY’s long-term credit rating at ‘Baa3’, with a Stable Outlook.

E.	Within the framework of CTY’s undertakings to comply with financial and other covenants existing on its loans and credit facilities, as set forth in the Periodic Report for 2012, there are also the following general stipulations: (1) The total secured debt shall not exceed 7.5% of the total debt. (2) A single shareholder shall not hold more than 50% of its voting rights.

Non-compliance with either of these stipulations will require CTY to conduct negotiations with the lending banks and the holders of its debt; in addition, there is a remedy period in the case of a breach of these stipulations and the lenders are also allowed to waive these stipulations.

Update to Section 9 – Acquisition, development and management of shopping centers in Central and Eastern Europe

For details regarding the offering made by ATR of EUR 350 million par value of unsecured debentures, bearing interest at the rate of 4%, subsequent to the Reporting Date, refer to Note 5.a to the financial statements.

Update to Section 10 – Initiation, development, management and construction of real estate projects

In April 2013, Dori Construction Ltd. made a public offering of NIS 82 million par value of debentures together with 4.1 million warrants for shares in Dori Construction Ltd., for a gross consideration of NIS 85 million.

Update to Section 11.5 – Royal Senior Care (RSC)

On April 19, 2013, the Company sold its remaining interest in RSC to the partner, comprising 50% in a senior housing facility and 60% in land, for U.S.$ 15 million (NIS 55 million). Effective from the sale date the Company has no activity in the senior housing facilities sector in the U.S.

Update to Section 17 – Human capital

A.	On May 1, 2013, the general meeting of the Company approved an annual bonus for 2012 of NIS 480 thousand, to Mr. Aharon Soffer, the Company’s President which represents the bonus portion which is at the Board of Directors’ discretion, from a total bonus amount of NIS 1,600 thousand.

B.	On May 23, 2013, the general meeting of the Company approved an annual bonus for 2012 of NIS 500 thousand, to Mr. Arie Mientkavich, the Deputy Chairman of the Board of Directors.

Update to Section 19 – Financing

On May 13, 2013, S&P Maalot rating agency upgraded the credit rating of all the outstanding debentures of the Company from ‘ilA+’ to ‘ilAA-’, with a Stable Outlook.

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline

Regarding Investment Property Activity

G ONE

	Quarter 1 2013	As of December 31, 2012 and for the year then ended
Value of property (NIS in 000’s)	286,700	286,700
Building rights and other adjustments (NIS in 000’s)	15,600	15,600
NOI in the period (NIS in 000’s)	5,190	20,966
Revaluation gains (losses) in the period (NIS in 000’s)	(3)	4,203
Average occupancy rate in the period	100%	99%
Rate of return (%)	7.2%	7.3%
Average annual rental per sq. meter (NIS)	826	822
Average annual rental per sq. meter in leases signed in the period (NIS)	—	869

G TWO

	Quarter 1 2013	As of December 31, 2012 and for the year then ended
Value of property (NIS in 000’s)	259,500	259,500
Land reserve and building rights (NIS in 000’s)	45,000	45,000
NOI in the period (NIS in 000’s)	4,876	18,516
Revaluation losses in the period (NIS in 000’s)	(105)	(386)
Average occupancy rate in the period	100%	99%
Rate of return (%)	7.2%	7.1%
Average annual rental per sq. meter (NIS)	842	846
Average annual rental per sq. meter in leases signed in the period (NIS)	—	960

G CINEMA CITY

	Quarter 1 2013	As of December 31, 2012 and for the year then ended
Value of property (NIS in 000’s)	452,620	452,620
NOI in the period (NIS in 000’s)	7,811	31,930
Revaluation gains (losses) in the period (NIS in 000’s)	(4)	15,457
Average occupancy rate in the period	100%	100%
Rate of return (%)	7.1%	7.1%
Average annual rental per sq. meter (NIS)	1,403	1,398
Average annual rental per sq. meter in leases signed in the period (NIS)	4,787	—

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

UNAUDITED

INDEX

Page
Auditors’ Review Report	2

Condensed Consolidated Statements of Financial Position	3 - 4

Condensed Consolidated Statements of Income	5

Condensed Consolidated Statements of Comprehensive Income	6

Condensed Consolidated Statements of Changes in Equity	7 - 9

Condensed Consolidated Statements of Cash Flows	10 - 12

Notes to Interim Condensed Consolidated Financial Statements	13 - 24

- - - - - - - - - - - - - - - - -

AUDITORS’ REVIEW REPORT to the shareholders of GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the condensed consolidated statement of financial position as of March 31, 2013 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three months then ended. The Company’s board of directors and management are responsible for the preparation and presentation of interim financial information for this interim period in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to approximately NIS 3,688 million as of March 31, 2013, and the Group’s share in its earnings amounted to approximately NIS 52 million for the three months then ended. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

In addition, the condensed interim financial information of a certain subsidiary, First Capital Realty, Inc. (“FCR”) as of March 31, 2012 and for the period of three months then ended, before considering the adjustments due to the adoption of International Financial Reporting Standard (IFRS) 10 and IFRS 11 as described below, is based on the report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

As described in note 2b to the accompanying financial information, in 2012 the Company adopted, retrospectively, IFRS 10 and IFRS 11. We also reviewed the adjustments described in note 7 that were applied to retrospectively adjust the amounts included for FCR as of March 31, 2012 and for the period of three months then ended. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to review or perform any procedures to the condensed consolidated statement of financial position of FCR as of March 31, 2012 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the period of three months then ended.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 27, 2013	A Member of Ernst & Young Global

2

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31, 2012
	2013	*) 2012
	Unaudited		Audited
	NIS in millions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,914	924	1,683
Short-term investments and loans	422	462	538
Marketable securities at fair value through profit or loss	65	202	87
Available-for-sale financial assets	11	36	14
Financial derivatives	96	90	81
Trade receivables	736	685	744
Other accounts receivable	275	286	216
Inventory of buildings and apartments for sale	699	641	712
Income taxes receivable	23	13	15

	4,241	3,339	4,090
Assets classified as held for sale	1,267	1,040	1,482

	5,508	4,379	5,572

NON-CURRENT ASSETS
Equity-accounted investees	5,181	4,633	4,713
Other investments, loans and receivables	739	340	713
Available-for-sale financial assets	330	305	339
Financial derivatives	1,073	890	929
Investment property	54,193	50,635	55,465
Investment property under development	2,318	2,782	2,806
Non-current inventory	23	23	23
Fixed assets, net	183	162	187
Goodwill	97	100	100
Other intangible assets, net	15	55	17
Deferred taxes	186	188	198

	64,338	60,113	65,490

	69,846	64,492	71,062

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2 and 7.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31, 2012
	2013	*) 2012
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	479	314	351
Current maturities of non-current liabilities	2,591	2,927	2,382
Financial derivatives	28	5	12
Trade payables	754	740	914
Other accounts payable	1,340	1,329	1,256
Advances from customers and buyers of apartments	260	217	257
Income taxes payable	35	54	52

	5,487	5,586	5,224
Liabilities attributed to assets held for sale	142	167	168

	5,629	5,753	5,392

NON-CURRENT LIABILITIES
Debentures	18,750	15,749	18,500
Convertible debentures	1,341	1,381	1,197
Interest-bearing loans from financial institutions and others	17,928	18,674	19,433
Financial derivatives	391	314	472
Other financial liabilities	355	281	346
Employee benefit liability, net	8	7	7
Deferred taxes	3,045	2,536	3,066

	41,818	38,942	43,021

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	219	218	219
Share premium	3,810	3,787	3,805
Retained earnings	4,973	4,096	4,699
Foreign currency translation reserve	(1,417)	(820)	(913)
Other reserves	54	135	60
Loans granted to purchase shares of the Company **)	—	—	—
Treasury shares	(21)	(21)	(21)

	7,618	7,395	7,849
Non-controlling interests	14,781	12,402	14,800

Total equity	22,399	19,797	22,649

	69,846	64,492	71,062

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2 and 7.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

May 27, 2013
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

4

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Year ended December 31, 2012
	March 31,
	2013	*) 2012
	Unaudited		Audited
	NIS in millions (except for per share data)
Rental income	1,340	1,259	5,249
Property operating expenses	457	419	1,705

Net operating rental income	883	840	3,544

Revenues from sale of buildings, land and construction works performed	427	476	1,749
Cost of buildings sold, land and construction works performed	396	455	1,665

Gross profit from sale of buildings, land and construction works performed	31	21	84

Gross profit	914	861	3,628
Fair value gain from investment property and investment property under development, net	177	313	1,913
General and administrative expenses	(147)	(162)	(648)
Other income	5	90	164
Other expenses	(17)	(5)	(47)
Company’s share in earnings of equity- accounted investees, net	58	80	299

Operating income	990	1,177	5,309
Finance expenses	(477)	(506)	(2,214)
Finance income	213	26	120

Profit before taxes on income	726	697	3,215
Taxes on income	74	132	681

Net income	652	565	2,534

Attributable to:
Equity holders of the Company	345	258	957
Non-controlling interests	307	307	1,577

	652	565	2,534

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	2.09	1.57	5.80

Diluted net earnings	2.08	1.51	5.59

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2 and 7.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Year ended December 31, 2012
	March 31,
	2013	*) 2012
	Unaudited		Audited
	NIS in millions
Net income	652	565	2,534

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit or loss:
Exchange differences on translation of foreign operations (1)	(1,090)	(229)	(417)
Realization of exchange differences on translation of equity-accounted foreign operations	—	3	3
Net gains (losses) on cash flow hedges (1)	52	26	(100)
Net gains (losses) on available-for-sale financial assets	(6)	1	37

	(1,044)	(199)	(477)

Items not to be reclassified to profit or loss:
Gain (loss) on revaluation of fixed assets in joint venture	(6)	(3)	10

Total other comprehensive loss	(1,050)	(202)	(467)

Total comprehensive income (loss)	(398)	363	2,067

Attributable to:
Equity holders of the Company (2)	(139)	177	773
Non-controlling interests	(259)	186	1,294

	(398)	363	2,067

(1) Includes Company’s share in other comprehensive loss of equity accounted investees	(3)	(1)	(3)

(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income	345	258	957
Exchange differences on translation of foreign operations	(504)	(94)	(187)
Realization of exchange differences on translation of equity-accounted foreign operations	—	2	2
Net gains (losses) on cash flow hedges	31	12	(48)
Net gains (losses) on available-for-sale financial assets	(5)	2	39
Gain (loss) on revaluation of fixed assets in joint venture	(6)	(3)	10

	(139)	177	773

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2 and 7.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

6

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2013 (audited)	219	3,805	4,699	(913)	60	*) —	(21)	7,849	14,800	22,649
Net income	—	—	345	—	—	—	—	345	307	652
Other comprehensive income (loss)	—	—	—	(504)	20	—	—	(484)	(566)	(1,050)

Total comprehensive income (loss)	—	—	345	(504)	20	—	—	(139)	(259)	(398)
Exercise of share options issued by the Company	*) —	5	—	—	(5)	—	—	*) —	—	*) —
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Cost of share-based payment	—	—	—	—	2	—	—	2	7	9
Dividend declared **)	—	—	(71)	—	—	—	—	(71)	—	(71)
Capital issuance to non-controlling interests	—	—	—	—	(25)	—	—	(25)	531	506
Acquisition of non-controlling interests	—	—	—	—	2	—	—	2	(35)	(33)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(263)	(263)

Balance as of March 31, 2013	219	3,810	4,973	(1,417)	54	*) —	(21)	7,618	14,781	22,399

*)	Represents an amount of less than NIS 1 million.
**)	On March 19, 2013 the Company declared a dividend in amount of NIS 0.43 per share (a total of approximately NIS 71 million), that was paid on April 22, 2013 to the shareholders of the Company on April 8, 2013.

The accompanying notes are an integral part of these condensed consolidated financial statements.

7

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY *)

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2012 (audited)	218	3,787	3,904	(728)	150	**) —	(21)	7,310	12,318	19,628
Net income	—	—	258	—	—	—	—	258	307	565
Other comprehensive income (loss)	—	—	—	(92)	11	—	—	(81)	(121)	(202)

Total comprehensive income (loss)	—	—	258	(92)	11	—	—	177	186	363
Realization of fixed assets revaluation reserve in joint venture	—	—	**) —	—	**) —	—	—	—	—	—
Cost of share-based payment	—	—	—	—	1	—	—	1	12	13
Dividend declared	—	—	(66)	—	—	—	—	(66)	—	(66)
Capital issuance to non-controlling interests	—	—	—	—	8	—	—	8	123	131
Acquisition of non-controlling interests	—	—	—	—	(35)	—	—	(35)	—	(35)
Conversion of convertible debentures in consolidated Company	—	—	—	—	—	—	—	—	(4)	(4)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(233)	(233)

Balance as of March 31, 2012	218	3,787	4,096	(820)	135	**) —	(21)	7,395	12,402	19,797

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2 and 7.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

8

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2012 **)	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628
Net income	—	—	957	—	—	—	—	957	1,577	2,534
Other comprehensive income (loss)	—	—	—	(185)	1	—	—	(184)	(283)	(467)

Total comprehensive income (loss)	—	—	957	(185)	1	—	—	773	1,294	2,067
Exercise and expiration of share options issued by the Company	1	18	—	—	(16)	—	—	3	—	3
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture	—	—	102	—	(102)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	4	—	—	4	43	47
Dividend declared	—	—	(264)	—	—	—	—	(264)	—	(264)
Capital issuance to non-controlling interests	—	—	—	—	125	—	—	125	2,099	2,224
Acquisition of non-controlling interests	—	—	—	—	(102)	—	—	(102)	(267)	(369)
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(675)	(675)

Balance as of December 31, 2012	219	3,805	4,699	(913)	60	*) —	(21)	7,849	14,800	22,649

*)	Represents an amount of less than NIS 1 million.
**)	Retrospectively adjusted due to adoption of new IFRS standards, see Note 2 and 7.

The accompanying notes are an integral part of these condensed consolidated financial statements.

9

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended December 31, 2012
	March 31,
	2013	*) 2012
	Unaudited		Audited
	NIS in millions
Cash flows from operating activities:
Net income	652	565	2,534

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	264	480	2,094
Company’s share in earnings of equity-accounted investees, net	(58)	(80)	(299)
Fair value gain from investment property and investment property under development, net	(177)	(313)	(1,913)
Depreciation and amortization of fixed and intangible assets	9	6	34
Taxes on income	74	132	681
Impairment loss of other assets	—	—	7
Capital loss, net	17	3	5
Change in employee benefit liability	1	(1)	(2)
Gain from decrease in holding interest and disposal of investee, net	**) —	(8)	—
Gain from bargain purchase	—	(82)	(134)
Cost of share-based payment	9	13	47

	139	150	520

Changes in assets and liabilities items:
Increase in trade and other accounts receivable	(59)	(28)	(29)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(28)	(5)	2
Decrease in trade and other accounts payable	(225)	(123)	(104)
Increase in tenants’ security deposits, net	**) —	4	4

	(312)	(152)	(127)

Net cash provided by operating activities before interest, dividend and taxes	479	563	2,927

Cash paid and received during the period for:
Interest paid	(446)	(491)	(1,964)
Interest received	14	13	54
Dividend received	32	32	395
Taxes paid	(7)	(5)	(44)
Taxes received	—	—	25

	(407)	(451)	(1,534)

Net cash provided by operating activities	72	112	1,393

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2 and 7.
**)	Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

10

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended December 31, 2012
	March 31,
	2013	*) 2012
	Unaudited		Audited
	NIS in millions
Cash flows from investing activities:
Proceeds from sale of investee	—	12	12
Investments and loans to investees	(695)	(159)	(266)
Acquisition, construction and development of investment property	(628)	(1,015)	(5,692)
Investments in fixed assets	(1)	—	(49)
Proceeds from sale of investment property and investment property under development	611	383	1,482
Grant of long-term loans	(53)	(140)	(583)
Collection of long-term loans	5	—	79
Short-term investments, net	130	293	(20)
Investment in financial assets	(1)	(216)	(743)
Proceeds from sale of financial assets	5	174	1,134

Net cash used in investing activities	(627)	(668)	(4,646)

Cash flows from financing activities:
Repayment of loans granted for purchase of Company’s shares	**) —	—	**) —
Exercise of share options into Company’s shares	**) —	—	3
Capital issuance to non-controlling interests, net	470	58	1,832
Acquisition of non-controlling interests	(33)	—	(263)
Dividend paid to equity holders of the Company	—	—	(264)
Dividend paid to non-controlling interests	(148)	(125)	(653)
Receipt of long-term loans	757	1,715	6,140
Repayment of long-term loans	(1,359)	(1,231)	(6,042)
Repayment of long-term credit facilities from banks, net	(72)	(741)	(169)
Repayment and early redemption of debentures and convertible debentures	(21)	(309)	(3,177)
Short-term credit from banks and others, net	178	(133)	(85)
Issue of debentures and convertible debentures	1,044	699	6,168

Net cash provided by (used in) financing activities	816	(67)	3,490

Exchange differences on balances of cash and cash equivalents	(30)	8	(93)

Increase (decrease) in cash and cash equivalents	231	(615)	144
Cash and cash equivalents at the beginning of the period	1,683	1,539	1,539

Cash and cash equivalents at the end of the period	1,914	924	1,683

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2 and 7.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

11

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended December 31, 2012
	March 31,
	2013	2012
	Unaudited		Audited
	NIS in millions
(a) Significant non-cash transactions:
Conversion and interest payment of convertible debentures into subsidiary’s shares	31	73	321

Acquisition of subsidiary’s shares in exchange for issuance of shares by subsidiary	—	—	106

Dividend payable to equity holders of the Company	71	66	—

Dividend payable to non-controlling interests	199	173	87

The accompanying notes are an integral part of these condensed financial statements.

12

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These condensed interim consolidated financial statements have been prepared in a condensed format as of March 31, 2013 and for the three months then ended (“condensed interim consolidated financial statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2012 and for the year then ended and accompanying notes, authorized by the board of directors on March 19, 2013 (“annual financial statements”).

b.	As of March 31, 2013 (the “reporting date”), the Group has a working capital deficiency of New Israeli Shekels (“NIS”) 121 million. The Group has unused approved credit facilities in the amount of NIS 5.7 billion available for immediate drawdown. Furthermore, subsequent to the reporting date FCR raised long-term debt at amount of NIS 628 million, also see Note 5e. In addition, as of the reporting date, the Group has unencumbered investment property and investment property under development presented in the condensed interim consolidated financial statements at their fair value of NIS 37.2 billion. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements:

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company:

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

Effect of new IFRS standards adoption:

With effect from second quarter of 2012 financial statements, the Group had early adopted IFRS 10 Consolidated Financial Statements (“IFRS 10”), IFRS 11 Joint Arrangements (“IFRS 11”) IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), IAS 28R Investments in Associates and Joint Ventures (“IAS 28 Revised”) and IAS 27R Separate Financial Statements (“IAS 27 Revised”) (collectively, the “New Standards”). According to the transitional provisions of the New Standards, comparables for March 31, 2012 and for the three months then ended were retrospectively adjusted to apply the New Standards.

For the effect of the New Standards’ adoption, see Note 7.

13

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 1 - Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1 (“the Amendment”) accordingly, items which may be carried to profit or loss at a later stage should be presented separately in other comprehensive income from items that can never be carried to profit or loss.

The Amendment is applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2013, or thereafter.

IFRS 13 - Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value reflects the ability of market participant to generate economic benefits by using the asset in its highest and best use. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

In addition, IFRS 13 requires to disclose the carrying amount and fair value of certain financial instruments according to IFRS 7 (see also Note 4).

IFRS 13 is applied prospectively commencing January 1, 2013 and is not applied to comparative figures. The initial implementation of IFRS 13 did not have material impact on the Company’s financial statements, other than mentioned above.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.	Capital raising of the Group

In March 2013 CTY completed rights issuance to CTY’s shareholders of approximately 114.4 million shares, which represent 35% of CTY’s total share capital and voting rights, in consideration for € 200 million (NIS 962 million).

In the aforesaid rights issue, the Company purchased approximately 56.1 million shares in consideration for € 98.1 million (NIS 472 million). There was no material change in the Company’s interest in CTY due to the Company’s participation in the rights issuance.

14

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

b.	Debenture and convertible debenture raising by the Group

1.	In January 2013 FCR completed a public offering in Canada of C$ 100 million (NIS 359 million) par value unsecured debentures (series P), by way of expansion of a listed series. The debentures bear fixed annual interest rate of 3.95% and payable in one installment on December 5, 2022.

2.	In March 2013, FCR completed a public offering in Canada of C$ 125 million (NIS 449 million) par value unsecured debentures (series Q). The debentures bear annual interest rate of 3.90% and payable in one installment on October 30, 2023.

3.	In February 2013, FCR completed a public offering in Canada of C$ 57.5 million (NIS 206 million) par value unsecured convertible debentures. The convertible debentures bear annual interest rate of 4.45% and are convertible into FCR shares for C$ 26.75–C$ 27.75 (subject to the date of conversion) per share on each day after their listing for trade and payable on February 28, 2020.

c.	Other events

1.	During the reporting period, the Company purchased additional 2.1 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchase, the Company’s interest in CTY increased to 49.4% and the Company recognized an equity increase at an amount of NIS 7 million.

2.	In January 2013 CTY completed, together with Canada Pension Plan Investment Board (“CPPIB”) at equal portions, the purchase of shopping center in Stockholm, Sweden, at a price of € 530 million (NIS 2.5 billion), through equity-accounted joint venture. The purchase was financed by the joint venture with a secured 5 years loan of € 265 million (NIS 1.2 billion) and with equity.

3.	In February 2013, the Company’s compensation committee and the Board of Directors approved a grant of approximately 522 thousands non tradable and non listed share options, 95 thousands Restricted Share Units (“RSUs”) and 112 thousands Performance Share Units (“PSUs”) to six officers of the Company and 24 employees (the “grantees”), according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance (as disclosed in Note 28e in the annual financial statements). The value of all the equity Instruments granted at the grant day totalled to NIS 13.9 million.

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

Each share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 48.647 (which was calculated at the share’s average price on the stock exchange in the 30 days prior to the grant date), linked to the Israeli CPI and subject to adjustments (for share distributions, rights issue and dividends distribution). The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the date of grant of the options, and the options expire 4 years after the date of grant. In the event of the grantee’s termination of employment with the Company, the exercisable options that were not exercised within 90 days from the employment termination date shall expire. In certain cases, the grantees are entitled to acceleration of the vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 13.3. The option fair value was calculated using standard deviation of 33.73%, risk free interest rate of 0.22% and share price of NIS 48.6.

Each RSUs and PSUs are exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the date of grant of the RSUs. The fair value of each RSU on the grant date is approximately NIS 47.64.

The PSUs (which were granted to officers only) vest over three years in one instalment from the date of grant and are subject to a general yield (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the date of the grant. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date. The fair value of each PSU on the grant date, based on Black-Scholes model is approximately NIS 21.6. The PSU fair value was calculated using standard deviation of 28.83%, risk free interest rate of 0% and share price of NIS 47.6.

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments:

The carrying amount of certain financial assets and liabilities including cash, trade receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

16

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS (Cont.)

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below (see also Note 2b):

	March 31, 2013
	Carrying	Fair
	amount	value
	NIS in million
Debentures	19,774	21,612
Convertible debentures	1,525	1,637
Interest bearing loans from financial institutions and others	19,453	19,988

	40,752	43,237

b.	Classification of financial instruments by fair value hierarchy:

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2012. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	In April 2013 ATR issued € 350 million (NIS 1,631 million) par value unsecured debentures, that bear annual interest rate of 4% and payable in one instalment in April 2020.

b.	In April 2013 the Company sold its remaining interest in RSC activity to its partner, that includes 50% interest in a senior housing facility and 60% interest in land, in consideration for U.S.$ 15 million (NIS 55 million).

c.	In May 2013, S&P initially assigned CTY’s short and long-term credit rating to investment grade level of A-3 and BBB-, respectively, with stable outlook.

In May 2013, Moody’s initially assigned CTY’s long-term credit rating to investment grade level of Baa3, with stable outlook.

d.	On May 13, 2013, S&P Maalot upgraded the Company’s credit rating for all the series of outstanding debentures to ilAA- from ilA+, with stable outlook.

e.	In May 2013 FCR completed a public offering in Canada of C$ 175 million (NIS 628 million) par value unsecured debentures (series Q), by way of expansion of a listed series. The debentures bear fixed annual interest rate of 3.90% (effective interest of 3.788%) and payable in one instalment on October 30, 2023.

FCR intends to use the net proceeds of the offering to early redeem its C$ 53.9 million (NIS 193 million) par value debentures (series E) that bear annual interest rate of 5.36% instead of the original redemption date in January 2014.

17

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE (Cont.)

f.	On May 27, 2013 the Company declared a dividend in the amount of NIS 0.43 per share (a total of approximately NIS 71 million), payable on July 2, 2013 to the shareholders of the Company on June 17, 2013.

NOTE 6:-	OPERATING SEGMENTS

The Company reports five reportable segments according to the management approach of IFRS 8. In light of the adoption of IFRS 11, jointly controlled entities are accounted for according to the equity method in the financial statements, while previously they were accounted for according the proportionate consolidation method.

Therefore, the information of the segment “shopping centers in central-eastern Europe” that was included in the past according to ATR’s proportionate share, is now included in this note at its full value and offset against the consolidation adjustments column.

Also, the information of the segment “shopping centers in North Europe” reflects the full value of a joint venture that was purchased during the reporting period (see Note 3c2 above), and it is being offset against the consolidation adjustments column.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months Ended March 31, 2013
Segment revenues	321	580	363	341	394	133	(365)	1,767

Segment results	117	333	210	193	16	71	50	990

Finance expenses, net								(264)

Income before taxes on income								726

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months Ended March 31, 2012 *)
Segment revenues	307	521	286	332	476	148	(335)	1,735

Segment results	145	306	160	186	(1)	85	296	1,177

Finance expenses, net								(480)

Income before taxes on income								697

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Note 2.

18

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
For the year ended December 31, 2012
Segment revenues	1,256	2,237	1,185	1,324	1,749	565	(1,318)	6,998

Segment results	339	1,319	694	718	27	351	1,861	5,309

Finance expenses, net								(2,094)

Income before taxes on income								3,215

Segment assets

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
March 31, 2013	11,327	26,071	15,452	13,258	1,704	6,453	(4,419)	69,846

March 31, 2012 *)	11,379	22,828	12,736	13,920	1,610	7,314	(5,295)	64,492

December 31, 2012 (audited)	11,824	26,849	13,522	13,838	1,707	6,503	(3,181)	71,062

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Note 2.

19

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS

In the consolidated statements of financial position as of March 31, 2012 -

	As previously reported	Early adoption of IFRS 11	As currently presented
	Unaudited
	NIS in millions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,349	(425)	924
Short-term investments and loans	513	(51)	462
Marketable securities at fair value through profit or loss	202	—	202
Available-for-sale financial assets	36	—	36
Financial derivatives	90	—	90
Trade receivables	713	(28)	685
Other accounts receivable	316	(30)	286
Inventory of buildings and apartments for sale	1,120	(479)	641
Income taxes receivable	20	(7)	13

	4,359	(1,020)	3,339
Assets classified as held for sale	1,040	—	1,040

	5,399	(1,020)	4,379

NON-CURRENT ASSETS
Equity-accounted investees	177	4,456	4,633
Other investments, loans and receivables	421	(81)	340
Available-for-sale financial assets	305	—	305
Financial derivatives	890	—	890
Investment property	54,616	(3,981)	50,635
Investment property under development	3,854	(1,072)	2,782
Non-current inventory	54	(31)	23
Fixed assets, net	733	(571)	162
Goodwill	100	—	100
Other intangible assets, net	55	—	55
Deferred taxes	194	(6)	188

	61,399	(1,286)	60,113

	66,798	(2,306)	64,492

20

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

	As previously reported	Early adoption of IFRS 11	As currently presented
	Unaudited
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	366	(52)	314
Current maturities of non-current liabilities	3,116	(189)	2,927
Financial derivatives	5	—	5
Trade payables	767	(27)	740
Other accounts payable	1,377	(48)	1,329
Advances from customers and buyers of apartments	289	(72)	217
Income taxes payable	54	—	54
Dividend payable	66	(66)	—

	6,040	(454)	5,586
Liabilities attributed to assets held for sale	167	—	167

	6,207	(454)	5,753

NON-CURRENT LIABILITIES
Debentures	16,194	(445)	15,749
Convertible debentures	1,381	—	1,381
Interest-bearing loans from financial institutions and others	19,616	(942)	18,674
Financial derivatives	332	(18)	314
Other financial liabilities	411	(130)	281
Employee benefit liability, net	7	—	7
Deferred taxes	2,729	(193)	2,536

	40,670	(1,728)	38,942

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	218	—	218
Share premium	3,787	—	3,787
Retained earnings	4,097	(1)	4,096
Foreign currency translation reserve	(820)	—	(820)
Other reserves	135	—	135
Loans granted to purchase shares of the Company *)	—	—	—
Treasury shares	(21)	—	(21)

	7,396	(1)	7,395
Non-controlling interests	12,525	(123)	12,402

Total equity	19,921	(124)	19,797

	66,798	(2,306)	64,492

*)	Represents an amount of less than NIS 1 million.

21

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the three months ended March 31, 2012 -

	As previously reported	Early adoption of IFRS 11	As currently presented
	Unaudited
	NIS in millions
	(except for per share data)
Rental income	1,411	(152)	1,259
Property operating expenses	479	(60)	419

Net operating rental income	932	(92)	840

Revenues from sale of buildings, land and construction works performed	488	(12)	476
Cost of buildings sold, land and construction works performed	467	(12)	455

Gross profit from sale of building, land and construction works performed	21	—	21

Gross profit	953	(92)	861
Fair value gain from investment property and investment property under development, net	321	(8)	313
General and administrative expenses	(179)	17	(162)
Other income	87	3	90
Other expenses	(3)	(2)	(5)
Company’s share in earnings of equity - accounted investees, net	2	78	80

Operating income	1,181	(4)	1,177
Finance expenses	(526)	20	(506)
Finance income	52	(26)	26
Decrease in value of financial investments	(1)	1	—

Profit before taxes on income	706	(9)	697
Taxes on income	137	(5)	132

Net income	569	(4)	565

Attributable to:
Equity holders of the Company	260	(2)	258
Non-controlling interests	309	(2)	307

	569	(4)	565

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	1.58	(0.01)	1.57

Diluted net earnings	1.52	(0.01)	1.51

22

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the three months ended March 31, 2012 -

	As previously reported	Early adoption of IFRS 11	As currently presented
	Unaudited
	NIS in millions
Net income	569	(4)	565

Other comprehensive income (loss) (net of tax effect):
Exchange differences on translation of foreign operations	(225)	(4)	(229)
Realization of exchange differences on translation of equity-accounted foreign operations	3	—	3
Net gains on cash flow hedges	26	—	26
Net gains on available-for-sale financial assets	1	—	1
Gain on revaluation of fixed assets in jointly controlled entity	(3)	—	(3)

Total other comprehensive loss	(198)	(4)	(202)

Total comprehensive income	371	(8)	363

Attributable to:
Equity holders of the Company	179	(2)	177
Non-controlling interests	192	(6)	186

	371	(8)	363

In the consolidate statements of cash flows for the three months ended March 31, 2012:

	As previously reported	Early adoption of IFRS 11	As currently presented
	Unaudited
	NIS in millions
Net cash from operating activities	146	(34)	112
Cash flows from investing activities	(768)	100	(668)
Cash flows from financing activities	(1)	(66)	(67)
Exchange differences on balances of cash and cash equivalents	11	(3)	8

Net change in cash flows	(612)	(3)	(615)

23

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	ATTACHMENT OF FINANCIAL STATEMENTS OF JOINTLY CONTROLLED COMPANY

The Company is attaching the financial statements of ATR, a jointly controlled entity, which is being reported according to the equity method.

The financial statements of ATR are prepared according to IFRS as endorsed by the European Union (“EU”). The effect of the adjustment of ATR’s financial statements from IFRS as endorsed by the EU to IFRS as published by the IASB, is not material.

- - - - - - - - - - - -

24

GAZIT-GLOBE LTD.

Financial Data from the Consolidated Interim Financial Statements Attributable to the Company

As of March 31, 2013

Unaudited

I N D E X

Page

Special Report by the Independent Auditor according to regulation 38d	2

Financial data and financial information from the consolidated interim financial statements attributable to the Company	3

Financial information out of consolidated statements of financial position attributed to the Company	4 - 5

Consolidated Interim Statement of Income	6

Consolidated Statement of Comprehensive Income	7

Consolidated Statement of Cash Flows	8 - 9

Notes to Consolidated Financial Statements	10 -12

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of March 31, 2013 and for the three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for this interim period, based on our review.

We did not review the separate interim financial information of a certain jointly controlled company accounted for using the equity method, whose assets net of liabilities attributable thereto, net amounted to NIS 3,688 million as of March 31, 2013, and for which the Company’s share of its earnings amounted to NIS 52 million in the three months then ended. The financial statements of this company were reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to this company, is based on the review report of the other auditors.

In addition, the condensed interim financial information of a certain subsidiary, First Capital Realty, Inc. (“FCR”) as of March 31, 2012 and for the period of three months then ended, before considering the adjustments due to the adoption of International Financial Reporting Standard (IFRS) 10 and IFRS 11 as described below, is based on the report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

As described in note c to the separate financial information, in 2012 the Company adopted, retrospectively, IFRS 10 and IFRS 11. We also reviewed the adjustments described in note c that were applied to retrospectively adjust the amounts included for FCR as of March 31, 2012 and for the period of three months then ended. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to review or perform any procedures to the condensed consolidated statement of financial position of FCR as of March 31, 2012 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the period of three months then ended.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 27, 2013	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below is separate financial data and financial information from the Group’s consolidated interim financial statements as of March 31, 2013, published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of financial position attributed to the Company

	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
ASSETS
Current assets
Cash and cash equivalents	33	256	780
Short-term loans and current maturities of long-term loans to subsidiaries	204	149	217
Financial derivatives	93	90	81
Other accounts receivable	115	108	1

Total current assets	445	603	1,079

Non-current assets
Long-term loans and deposits *)	—	—	—
Financial derivatives	1,060	867	910
Loans to subsidiaries	6,675	7,370	6,790
Debentures of subsidiary	—	228	—
Investments in subsidiaries	11,430	**) 9,979	11,294
Fixed assets, net	7	6	7
Deferred expenses	1	*) —	1

Total non-current assets	19,173	18,450	19,002

Total assets	19,618	19,053	20,081

*)	Represents an amount of less than NIS 1 million.
**)	Retrospectively adjusted due to adoption of new IFRS standards, see Section c.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of financial position attributed to the Company

	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY
Current liabilities
Current maturities of debentures	731	479	731
Trade payables	1	7	1
Other accounts payable	86	257	162
Current tax payable	1	1	1
Dividend payable	71	66	—

Total current liabilities	890	810	895

Non-current liabilities
Loans from banks and others	1,877	2,193	2,118
Debentures	9,075	8,530	9,098
Deferred taxes	158	125	121

Total Non-current liabilities	11,110	10,848	11,337

Equity attributable to equity holders of the Company
Share capital	219	218	219
Share premium	3,810	3,787	3,805
Reserves	(1,384)	(706)	(874)
Retained earnings	4,973	*) 4,096	4,699

Total equity	7,618	*) 7,395	7,849

Total liabilities and equity	19,618	19,053	20,081

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Section c.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

May 27, 2013
Date of approval of the	Chaim Katzman	Aharon Soffer	Gil Kotler
financial statements	Chairman of the Board	President	Executive Vice
President and CFO

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of income attributed to the Company

	Three months ended		Year ended
	March 31		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
Management fees from related companies	**) —	**) —	3
Finance income from subsidiaries	82	88	388
Other finance income	183	1	18

Total income	265	89	409

General and administrative expenses	17	14	68
Finance expenses	112	159	606
Other expenses	**) —	**) —	**) —

Total expenses	129	173	674

Profit (loss) before income from subsidiaries, net	136	(84)	(265)
Income from subsidiaries, net	246	*) 333	1,210

Income before taxes on income	382	249	945
Taxes on income (tax benefit)	37	(9)	(12)

Net income attributable to the Company	345	*) 258	957

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Section c.
**)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of comprehensive income attributed to the Company

	Three months ended		Year ended
	March 31		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
Net income attributable to the Company	345	*) 258	957

Other comprehensive loss attributable to the Company (net of tax effect):
Items that are or will be reclassified to profit or loss:
Exchange differences on foreign currency translation	(12)	(69)	(90)

Other comprehensive loss attributable to the Company	(12)	(69)	(90)
Other comprehensive loss attributable to subsidiaries (net of tax effect)	(466)	(9)	(104)

	(478)	(78)	(194)

Items not to be reclassified to profit or loss:
Gain (loss) on revaluation of fixed assets attributable to subsidiary	(6)	(3)	10

Total other comprehensive loss attributable to the Company	(484)	(81)	(184)

Total comprehensive income (loss) attributable to the Company	(139)	*) 177	773

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Section c.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of cash flows attributed to the Company

	Three months ended		Year ended
	March 31		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
Cash flows from operating activities of the Company
Net income attributable to the Company	345	*) 258	957

Adjustments required to present cash flows used in operating activities of the Company:
Adjustments to profit or loss items of the Company:
Depreciation	**) —	**) —	1
Finance expenses (income), net	(153)	70	200
Income from subsidiaries, net	(246)	*) (333)	(1,210)
Cost of share-based payment	2	1	4
Taxes on income (tax benefit)	37	(9)	(12)

	(360)	(271)	(1,017)

Changes in asset and liability items of the Company:
Decrease (increase) in other accounts receivable	(13)	12	(11)
Increase in trade and other accounts payable	6	**) —	6

	(7)	12	(5)

Cash paid and received during the period by the Company for:
Interest paid	(171)	(179)	(661)
Interest received	1	1	1
Interest received from subsidiaries	73	41	303
Taxes paid	(1)	(1)	(2)
Dividend received from subsidiary	—	—	99

	(98)	(138)	(260)

Net cash used in operating activities of the Company	(120)	(139)	(325)

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Section c.
**)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of cash flows attributed to the Company

	Three months ended		Year ended
	March 31		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
Cash flows from investing activities of the Company
Acquisition of fixed assets	(1)	—	(1)
Investments in subsidiaries	(497)	—	(248)
Loans repaid by (granted to) subsidiaries, net	(57)	(172)	150
Proceeds from sale of convertible debenture of subsidiary	—	—	208

Net cash provided by (used in) investing activities of the Company	(555)	(172)	109

Cash flows from financing activities of the Company
Exercise of share options into shares	*) —	—	3
Repayment of loans for purchase of company shares	*) —	—	*) —
Dividend paid to equity holders of the Company	—	—	(264)
Issue of debentures less issue expenses	—	434	1,676
Repayment and early redemption of debentures	—	(297)	(786)
Repayment of long-term credit facilities from banks, net	(72)	(259)	(314)

Net cash provided by (used in) financing activities of the Company	(72)	(122)	315

Exchange differences on balance of cash and cash equivalents	—	(3)	(11)

Increase (decrease) in cash and cash equivalents	(747)	(436)	88
Cash and cash equivalents at the beginning of period	780	692	692

Cash and cash equivalents at the end of period	33	256	780

Significant non-cash transactions of the Company
Dividend payable to equity holders of the Company	71	66	—

Exchange of loans granted to subsidiaries for share issuance	—	—	373

Redemption of preferred shares of a subsidiary against loan repayment	—	—	180

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Additional information

a.	General

This separate financial information as of March 31, 2013 and for the three month then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2012 and for the year then ended and accompanying notes thereto, authorized by the board of directors on March 19, 2013 and with financial information in the interim condensed consolidated financial statements.

b.	As of March 31, 2013 (the “reporting date”), the Company has a working capital deficiency of NIS 445 million. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 1.8 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Effect of new IFRS standards adoption:

With effect from second quarter of 2012 financial statements, the Group had early adopted IFRS 10 Consolidated Financial Statements (“IFRS 10”), IFRS 11 Joint Arrangements (“IFRS 11”) IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), IAS 28R Investments in Associates and Joint Ventures (“IAS 28 Revised”) and IAS 27R Separate Financial Statements (IAS 27 Revised”) (collectively, the “New Standards”).

According to the transitional provisions of the New Standards, comparables for March 31, 2012 and for the three months ended then were retrospectively adjusted to apply the New Standards.

Below is the effect of the adoption of New Standards on the separate financial statements:

In the statement of financial position -

	March 31, 2012
	As	Early	As
	previously	adoption of	currently
	reported	IFRS 11	presented
	Unaudited
	NIS in million
Investments in subsidiaries	9,980	(1)	9,979

Retained earning	4,097	(1)	4,096

Total equity attributable to equity holders of the Company	7,396	(1)	7,395

GAZIT-GLOBE LTD.

Additional information

c.	Effect of new IFRS standards adoption (Cont.):

In the statements of income and comprehensive income -

	Three months ended
	March 31, 2012
	As previously reported	Early adoption of IFRS 11	As currently presented
	Unaudited
	NIS in million
Income from subsidiaries , net	335	(2)	333

Net income attributable to equity holders of the Company	260	(2)	258

Total comprehensive income attributable to equity holders of the Company	179	(2)	177

IAS 1 - Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1 (“the Amendment”) which provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be carried to profit or loss at a later stage should be presented separately from items that can never be carried to profit loss.

The Amendment is applied retrospectively commencing from the financial statements for annual period beginning on January 1, 2013, or thereafter.

d.	Material events during the period

1.	For information regarding grant of equity instruments to the Company’s officers and employees during February 2013, see Note 3c3 to the consolidated interim financial statements.

2.	In the first quarter of 2013, CTY declared a dividend amounting to EUR 49 million. The Company’s share of this dividend, paid in April 2013, amounted to NIS 112.9 million.

3.	During the reporting period, the Company purchased additional 2.1 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchases, the Company’s interest in CTY increased to 49.4%.

4.	In March 2013 CTY completed rights issuance to its’s shareholders of approximately 114.4 million shares, which represent 35% of CTY’s total share capital and voting rights, in consideration for € 200 million (NIS 962 million).

As part of the rights issuance, the Company purchased approximately 56.1 million shares in consideration for € 98.1 million (NIS 472 million). There was no material change in the Company’s interest in CTY due to its participation in the rights issuance.

GAZIT-GLOBE LTD.

Additional information

e.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	March 31, 2013
	Carrying
	amount	Fair value
	NIS in million
Debentures	9,806	10,826
Loans from banks and others	1,877	1,894

	11,683	12,720

2.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2012. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

f.	Events after the reporting date

On May 13, 2013, S&P Maalot upgraded the Company’s credit rating for all the series of outstanding debentures to ilAA- from ilA+, with stable outlook.

g.	Dividend declared

On May 27, 2013, the Company declared a dividend in the amount of NIS 0.43 per share (a total of approximately NIS 71 million), payable on July 2, 2013, to the shareholders of the Company on June 17, 2013.

- - - - - - - - - - - - - - - - - - -

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gil Kotler, Senior Executive Vice President and Chief Financial Officer;

3.	Eran Ballan, Senior Executive Vice President, General Counsel and Company Secretary;

4.	Varda Zuntz, Head of Corporate Responsibility;

5.	Rami Vaisenberger, Vice President and Controller;

6.	Shlomi Drori, Vice President Supervision and Control;

7.	Ronen Geles, Vice President Finance.

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Periodic Report for the period ended December 31, 2012 (the “Last Annual Report regarding Internal Control”), the Board of Directors and management evaluated the internal control at the Corporation. Based on this evaluation, the Corporation’s Board of Directors and management reached the conclusion that the aforesaid internal control is effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as expressed within the framework of the Last Annual Report regarding Internal Control.

As of the date of the report, based on the evaluation of the effectiveness of the internal control in the Last Annual Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Officers’ Declarations

A)	Declaration of the President in accordance with Regulation 38C(d)(l):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2013 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 27, 2013
Aharon Soffer, President

B)	Declaration of the most senior officer in the finance area in accordance with Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gil Kotler, declare that:

(1)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2013 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Preparation of Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 27, 2013
Gil Kotler, Senior Executive Vice President and Chief Financial Officer

ATRIUM
European Real Estate

Leader in Shopping Centres in Central and Eastern Europe

ATRIUM
PROMENADA

Interim Financial Report
31 March 2013

Our Vision & Strategy

Atrium’s vision is to become the leading owner, operator and developer of food anchored shopping centres in Central & Eastern Europe and for the Atrium brand to become a hallmark of high quality retail for consumers and retailers alike.

Our portfolio is, and will continue to be, weighted towards income generating shopping centres that produce long term stable cash flows and are located in our key markets of Poland, the Czech Republic, Slovakia and Russia. Organic growth will be delivered by pro-active hands-on asset management, ensuring we uphold our “retail is detail” approach. Further growth will be achieved through the acquisition of high quality assets in our core countries and through a selected number of development projects, either of new shopping centres or extensions of existing properties. Our balance sheet will be efficient and conservatively managed with modest leverage.

Our Profile

Atrium owns a €2.2 billion portfolio of 156 primarily food anchored retail properties and shopping centres which produced €193.5 million of annual rental income in 2012 from 1.2 million sqm of gross lettable area. These properties, which are located predominantly in Poland, the Czech Republic, Slovakia and Russia, are managed by Atrium’s internal team of retail real estate professionals. In addition, Atrium owns a €549.1 million development and land portfolio that offers the potential to create value by progressing development.

Atrium is based in Jersey, Channel Islands and is dual listed on the Vienna and NYSE Euronext Amsterdam Stock Exchanges under the ticker ATRS.

Our Objectives for 2013

•	Continue to drive the financial and operational performance of our assets while striving to constantly improve our offering for retailers and consumers;

•	Maintain our pursuit of appropriate investment opportunities in our core markets of Poland, the Czech Republic and Slovakia;

•	Further improve the capital structure and efficiency of the Group’s balance sheet; and

•	Continue to establish the Atrium brand and strengthen our relationships with key clients while seeking to work with new retailers as they expand into and across the region.

2

Key Performance Indicators

Income statement	Unit			3M 2013	3M 2012	Change %	FY 2012
Gross rental income	€	’000		50,575	48,579	4.1%	193,475
EPRA like-for-like gross rental income	€	’000		49,868	48,491	2.8%	161,517
Net rental income	€	’000		47,222	45,251	4.4%	181,279
EPRA like-for-like net rental income	€	’000		46,570	45,236	2.9%	148,844
Operating margin			%	93.4	93.1	0.3%	93.7
EBITDA excluding revaluation and disposals	€	’000		39,989	37,707	6.1%	145,993
Company adjusted EPRA Earnings	€	’000		33,517	32,118	4.4%	120,904
Revaluation of standing investments	€	’000		8,891	6,706	32.6%	58,533
Revaluation of developments and land	€	’000		(467)	(2,969)	84.3%	(63,494)
Profit before taxation	€	’000		33,018	49,188	(32.9%)	116,073
Profit after taxation	€	’000		30,769	45,984	(33.1%)	96,175
Net cash generated from operating activities	€	’000		28,060	31,548	(11.1%)	126,493
IFRS Earnings per share	€	cents		8.2	12.3	(33.3%)	26.5
Company adjusted EPRA Earnings per share	€	cents		9.0	8.6	4.7%	32.4

Balance sheet	Unit			31/3/2013	31/12/2012	Change %
Standing investments at fair value	€	’000		2,197,710	2,185,336	0.6%
Developments and land at fair value	€	’000		549,118	538,395	2.0%
Cash and cash equivalents	€	’000		192,437	207,843	(7.4%)
Equity	€	’000		2,297,069	2,281,372	0.7%
Borrowings	€	’000		535,262	537,061	(0.3%)
LTV (gross)			%	19.5	19.7	(0.2%)
LTV (net)			%	12.5	12.1	0.4%
IFRS NAV per share	€			6.15	6.12	0.5%
EPRA NAV per share	€			6.49	6.44	0.8%

Interim Financial Report 31 March 2013    3

Contents

Key Performance Indicators	3

Statement Regarding Forward Looking Information	4

Group Management Report	5

Business Review	5

Operating Activities	7

Development Activities	9

EPRA Results	10

Interim Financial Statements	12

Condensed Consolidated Interim Financial Statements	12

Notes to the Condensed Consolidated Interim Financial Statements	15

Independent Review Report	21

Directors, Group Executive Management, Professional Advisors and Principal Locations	23

Statement Regarding Forward Looking Information

This Interim Financial Report includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case their negative or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this Interim Financial Report and include statements regarding the intentions, beliefs or current expectations of Atrium European Real Estate Limited (“Atrium”) and its subsidiaries (together with Atrium, the “Group”). By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance.

You should assume that the information appearing in this Interim Financial Report is up to date only as of the date of this Interim Financial Report. The business, financial condition, results of operations and prospects of Atrium or the Group may change. Except as required by law, Atrium and the Group do not undertake any obligation to update any forward looking statements, even though the situation of Atrium or the Group may change in the future.

All of the information presented in this Interim Financial Report, and particularly the forward looking statements, are qualified by these cautionary statements.

You should read this Interim Financial Report and the documents available for inspection completely and with the understanding that actual future results of Atrium or the Group may be materially different from what Atrium or the Group expects.

4

Group Management Report

1. Group Management Report

Business Review

Events during the period

We have made an encouraging start to the year in the first quarter of 2013, with 4.1% growth in gross rental income to €50.6 million and 4.4% growth in net rental income to €47.2 million for the period. On a like-for-like basis, gross and net rental income increased by 2.8% to €49.9 million and 2.9% to €46.6 million respectively. These results highlight our ability to create value through asset management in an environment of limited and, in some cases, stagnant rental growth and against a backdrop of continued macro-economic pressure, as well as a very tough first quarter for retailers across Europe as a whole and in our region. Continuing the trend of recent quarters, these figures benefited from the performance of our portfolios in the key markets of Poland and Russia, which recorded growth in gross rental income of 2.9% and 12.3% respectively, and like-for-like net rental income growth of 2.1% and 6.7%. We achieved an operating margin of 93.4% for the quarter, which is modestly ahead of our expectations for the full year.

During the quarter, and in line with our strategy of acquiring stakes in our projects where we do not enjoy full ownership, we acquired the outstanding 49% stake in a group subsidiary that owns land in Kalisz, Poland for a total consideration, including transaction costs, of €3.4 million.

At an operating level, the Group performed well, with EBITDA, excluding portfolio valuation changes and disposals, improving 6.1% to €40.0 million from €37.7 million in the first quarter of 2012, while net operating profit increased by 15.7% to €47.8 million compared to the same period last year.

IFRS profit before tax was adversely impacted by a €22.6 million year-on-year change in largely unrealised and non-cash foreign exchange movements and resulted in a fall in profit before tax to €33.0 million for the current period, compared to €49.2 million in the first quarter of 2012. This also impacted IFRS earnings per share, which declined to 8.2 cents per share from 12.3 cents per share in Q1 2012. Conversely, company adjusted EPRA earnings per share, which excludes non-recurring and largely non-cash items such as revaluations and foreign exchange, increased by 4.7% to 9.0 cents per share, against 8.6 cents last year.

The value of the Group’s standing investments grew 0.6% to €2.2 billion, while the development and land portfolio grew 2.0% to €549 million, with the total portfolio valued at €2.75 billion as at 31 March 2013. At the same time, EPRA NAV per share increased to €6.49 compared to €6.44 this time last year.

Following on from our successes at Europa Property’s CEE Retail Real Estate Awards in 2011 and 2012, when Atrium was named Investor of the Year, at this year’s ceremony in March 2013, we were delighted to be named as the Overall Company of the Year. This was a particularly satisfactory result as the award is judged by industry professionals active across the region.

Balance sheet further strengthened by successful €350 million debut bond offering

As announced on 19 April 2013, we have successfully raised €350 million through the placing of an unsecured seven year Eurobond bearing a 4.0% fixed coupon, further strengthening our balance sheet and positioning us strongly to take advantage of opportunities to grow the portfolio. The high level of demand for the bond, which was over-subscribed by 3.7 times, was very encouraging and reflects the level of confidence that investors have in Atrium and our future performance. Both Standard & Poor’s and Fitch have assigned a BBB-investment grade credit rating to the bond, in line with Atrium’s own corporate rating.

Dividend

On 12 November 2012 Atrium’s Board approved a 17.6% increase in the Group’s annual dividend for 2013 from €0.17 per share to at least €0.20 per share (subject to any legal or regulatory requirements and restrictions of commercial viability), reflecting the Group’s continued robust financial performance and the Board’s confidence in its future prospects. This increase was applied to our first payment of €0.05, which was paid as a capital repayment on 28 March 2013, with the second such payment due on 28 June 2013 to shareholders on the register at 21 June 2013 with an ex-date of 19 June 2013. The dividend remains well covered by earnings.

Our markets

Macroeconomic challenges across Europe continue to impact our region. The prolonged uncertainty has once again led the IMF to recently lower the GDP growth forecast for CEE to 2.2% in 2013 (from 2.4% previously) and 2.8% in 2014 (from 3.1% previously). Despite the revision, the forecasts still provide a positive spread to the 2013 and 2014 forecasts for the euro area (-0.3% and 1.1%, respectively). A recent report by Fitch reinforces this positive spread, highlighting that CEE’s medium-term prospects beyond 2013 appear brighter.

Our core markets – Poland, the Czech Republic and Slovakia – representing almost three quarters of Atrium’s total portfolio value, all hold an A credit rating. In general, the increased confidence in our core markets is reflected in the diminishing premiums demanded by investors purchasing CEE government bonds: over the past few months, the Czech 10 year government bond yield has steadily traded below 2% (on par with France) and the Polish and Slovak yields have been trading below 4%. Looking ahead, despite experiencing a slowdown since the end of last year, Poland and Slovakia are still forecast to continue to expand, with 2013 GDP growth anticipated to reach 1.3% and 1.4% respectively. By contrast, the highly open Czech economy is facing a challenging year (anticipated growth of 0.3% in 2013) before returning to more positive territory with 1.6% GDP growth in 2014.

Interim Financial Report 31 March 2013    5

Group Management Report

Among Atrium’s other markets, Russian GDP growth is forecast to continue to expand at a healthy pace, albeit at a more moderate 3.4% this year. Romania is likely to show some modest improvement this year and the small open economy of Hungary continues to suffer the most, with economic growth anticipated to hover around zero.

With respect to the real estate markets, investors’ interest in CEE property has been much stronger year-on-year in the first few months of 2013. CBRE has reported that Q1 2013 commercial real estate investment in the region increased threefold to €2.6 billion, with the lion’s share yet again attributable to Russia at €1.8 billion and Poland at €600 million. However, this increase was driven almost exclusively by large individual transactions in Russia and by office transactions in Poland. Furthermore, for the time being, the paucity of quality retail product available for acquisition within our target markets still prevails.

With respect to consumers, the widespread budget consolidation efforts and the modest increases in real income have hampered domestic demand in the region. Moreover, consumer spending is likely to remain subdued this year compared to previous annual growth rates. In addition, the particularly cold weather across most of Europe in Q1 2013 had a negative impact on a number of our markets.

Although retail sales in CEE are expected to show milder growth this year, they continue to expand, fuelling retailers’ appetite for the region. Retailers’ expansion activities within the area continue with a preference for Poland and Russia. In general, CEE cities remain high on retailers’ agendas; a JLL survey of the 250 most renowned retail brands shows that, with respect to their planned presence in European cities, Moscow ranks 3rd directly after Paris and London, while Prague comes in 9th, Warsaw 19th and Budapest 29th.

Outlook

Our continued ability to consistently grow net, gross and like-for-like income on a quarterly basis, despite the deteriorating economic outlook again demonstrates the quality of our portfolio and our strong presence in the most mature and stable CEE countries as well as the expertise of our team and its ability to create value. That said, we remain very mindful of the wider macroeconomic situation across Europe and recent reductions in growth forecasts for our region, which we must all adjust to. We were very encouraged by investor demand for our successful €350 million Eurobond issuance in April and continue to believe that we are well placed to achieve our aims. We therefore look forward to the remainder of 2013 with a cautious degree of confidence and optimism.

6

Group Management Report

Operating Activities

Atrium’s 156 standing investment properties produced the following results in terms of gross, net and EPRA like-for-like rental income during the first three months of 2013:

	Gross rental income			Net rental income
Country	3M 2013 €’000	3M 2012 €’000	Change %	3M 2013 €’000	3M 2012 €’000	Change %
Poland	19,095	18,548	2.9%	19,249	18,687	3.0%
Czech Republic	9,469	9,556	(0.9%)	8,463	8,340	1.5%
Slovakia	2,879	2,876	0.1%	2,822	2,762	2.2%
Russia	14,985	13,342	12.3%	13,204	11,867	11.3%
Hungary	1,929	2,144	(10.0%)	1,638	1,813	(9.7%)
Romania	1,850	1,848	0.1%	1,657	1,688	(1.8%)
Latvia	368	265	38.9%	189	94	101.1%
Total	50,575	48,579	4.1%	47,222	45,251	4.4%

	EPRA like-for-like gross rental income			EPRA like-for-like net rental income
Country	3M 2013 €’000	3M 2012 €’000*	Change %	3M 2013 €’000	3M 2012 €’000*	Change %
Poland	18,900	18,590	1.7%	19,112	18,727	2.1%
Czech Republic	9,469	9,458	0.1%	8,463	8,259	2.5%
Slovakia	2,879	2,876	0.1%	2,822	2,762	2.2%
Russia	14,473	13,310	8.7%	12,689	11,890	6.7%
Hungary	1,929	2,144	(10.0%)	1,638	1,812	(9.6%)
Romania	1,850	1,848	0.1%	1,657	1,692	(2.1%)
Latvia	368	265	38.9%	189	94	101.1%
Like-for-like rental income	49,868	48,491	2.8%	46,570	45,236	2.9%
Remaining rental income	707	—	100%	652	—	100%
Total rental income	50,575	48,491	4.3%	47,222	45,236	4.4%

*	To enhance comparability of GRI/NRI, prior period values for like-for-like properties have been recalculated using the 2013 exchange rates.

GRI for the first quarter grew 4.1% over the same period last year to €50.6 million. In Russia the 12.3% increase in GRI reflects higher base and turnover rents, rental indexation and the benefit of additional rental income from the RCH transaction completed in 2012. The 2.9% uplift in Poland primarily reflects indexation and other rental income offset by lower turnover rent. An increase in occupancy over the prior period drove gross rental income growth in Latvia, while in the Czech Republic the weakening of the Czech Krona was mainly responsible for the modest decrease. In Hungary the decline primarily resulted from the weakening economic environment in that country. GRI in Slovakia remained flat reflecting the stability of that economy. In the Czech Republic, Slovakia, Hungary and Romania rental indexation growth is being largely offset by a mixture of lower occupancy and lower renewal and turnover rents.

The growth in GRI flowed through into NRI, which increased by 4.4% to €47.2 million, mainly as a result of the continued positive performance in Russia and Poland, while efficiency improvements were the main reason behind the increases in NRI in the Czech Republic and Slovakia.

On a like-for-like basis, growth in both gross and net rental income (up 2.8% to €49.9 million and 2.9% to €46.6 million, respectively) was predominantly driven by the strong performance in Russia, which delivered gross rental growth of 8.7% and a net rental growth of 6.7%.

Operating margins for the first quarter increased slightly by 0.3% over the same period last year to 93.4% and are modestly ahead of our expectations for the full year. Occupancy at 31 March 2013, as measured under the EPRA guidelines, held firm at a very healthy 97.9%.

EBITDA, excluding the valuation result and the impact of disposals, increased by 6.1% to €40.0 million compared with the first quarter of last year, primarily due to a €2.0 million increase in NRI together with a €0.7 million reduction in costs connected with developments offset by a €0.4 million increase in administrative expenses. Adjusted EPRA earnings increased by 4.4% to €33.5 million compared to €32.1 million in the first quarter of 2012, due to the higher EBITDA partially offset by a higher current tax charge.

Interim Financial Report 31 March 2013    7

Group Management Report

The country diversification of the Group’s income producing portfolio is presented below:

Standing investments Country	No. of properties	Gross lettable area sqm	Portfolio %	Market value €’000	Portfolio %	Revaluation €’000
Poland	21	390,100	31.3%	1,033,529	47.0%	1,950
Czech Republic	98	374,300	30.1%	437,324	19.9%	(4,458)
Slovakia	3	65,500	5.3%	146,150	6.7%	(569)
Russia	7	236,900	19.0%	416,862	19.0%	17,780
Hungary	25	104,500	8.4%	79,045	3.6%	(4,618)
Romania	1	53,300	4.3%	70,590	3.2%	(155)
Latvia	1	20,400	1.6%	14,210	0.6%	(1,039)
Total standing investments	156	1,245,000	100.0%	2,197,710	100.0%	8,891

The yield diversification of the Group’s income producing portfolio is presented below:

Standing investments Country	Net equivalent yield* (weighted average) %	EPRA Net initial yield (NIY) ** %	EPRA Occupancy %
Poland	6.9%	7.0%	97.0%
Czech Republic	8.1%	7.8%	98.0%
Slovakia	7.7%	7.6%	98.6%
Russia	12.3%	12.2%	99.1%
Hungary	9.5%	8.8%	94.5%
Romania	9.1%	8.8%	100.0%
Latvia	12.0%	3.2%	91.4%
Average	8.4%	8.3%	97.9%

*	The net equivalent yield takes into account the current and potential net rental income, occupancy and lease expiries.
**	The EPRA Net initial yield (NIY) is calculated as the annualised net rental income of the portfolio divided by its market value.

The net equivalent yield and EPRA net initial yield remained constant at 8.4% and 8.3% as respectively reported at 31 December 2012. The alternative EPRA “Topped up” NIY for the first quarter was 8.4% (31 December 2012: 8.4%).

The market value of the Group’s 156 standing investments increased from €2,185 million at year end 2012, to €2,198 million at 31 March 2013 and comprised an €8.9 million revaluation, €5.2 million of additions and €3.3 million of additional finance leases. The increase was offset by €5.0 million of currency translation differences given the weakening of the Czech Krona.

Our Russian portfolio was revalued upwards by 4.5%, or €17.8 million, resulting from the significant value driving changes in tenant mix proven during the period, which drove the estimated rental values upwards. In the Czech Republic the portfolio was devalued by €4.5 million predominately due to a slight decrease in estimated rental values and in Hungary the €4.6 million reduction was primarily attributable to the weakening economic environment in that country, leading to both lower rents and a widening in yields.

Across the portfolio, the total €8.9 million revaluation for the period reflects a €12.9 million increase due to the impact of business performance driving higher estimated rental values, offset by a €4.0 million decrease due to a widening of yields.

8

Group Management Report

Development Activities

At 31 March 2013 Atrium’s development and land portfolio was valued at €549.1 million, and comprised 36 projects at all stages of development. In aggregate, 93% of the portfolio by value, and 82% by size, is concentrated in Poland, Russia and Turkey. We believe that this portfolio has long term future value creation potential and will continue to actively manage these projects.

The country diversification of the Group’s development portfolio is presented below:

Country	Number of projects	31/3/2013 Market value €’000	Portfolio %	Size of land (hectares)	31/12/2012 Market value €’000
Poland	13	151,092	27.5%	60	143,125
Russia	12	147,964	27.0%	149	145,230
Turkey	4	209,376	38.1%	44	209,376
Others	7	40,686	7.4%	54	40,664
Total	36	549,118	100.0%	307	538,395

We have identified eight priority projects, either with a secured building permit or for which the required administrative decisions might be obtained in the relatively near term; two of which are under active development. These developments are primarily focused in Poland and Russia and include a number of lower risk extensions to existing assets. In each case, initial feasibility studies have been completed and the Board has given preliminary “green light” approval to invest in these projects in order to take them to the next stage of readiness prior to definitive commitment. Such additional investment may include, for instance, costs associated with amending building permits and confirming interest from potential tenants by securing pre-leasing agreements. Indicatively, in the event that all eight projects (and no others) progressed to full development, we estimate total net incremental development spend in the region of approximately €171 million over the next three to five years.

Within these eight priority projects two are under development. Our Atrium Felicity shopping centre in Lublin, Poland, our first major greenfield project, with 75,000 sqm GLA, has been the main focus of our development team’s efforts during the first quarter. Despite the difficult winter, we have continued to make solid progress with construction activities and the centre is on target to open in early 2014. Our pre-leasing efforts have also progressed, such that the project is now substantially pre-let at 87% with an average lease length of approximately six years. The total market value of Atrium Felicity at 31 March 2013 was €56.4 million and the net incremental costs to completion are now assessed at approximately €49.3 million.

Additionally, we are currently expanding the car park as the first phase of the extension at our Atrium Copernicus centre in Torun, Poland.

The remaining six identified priority projects are all extensions to existing income producing assets. Three, including our Atrium Promenada centre, are located in Poland and three are in Russia.

Interim Financial Report 31 March 2013    9

Group Management Report

2. EPRA Results

EPRA Earnings

EPRA Earnings are calculated in accordance with the latest Best Practice Recommendations of the European Public Real Estate Association (“EPRA”).

	3M 2013 €’000	3M 2012 €’000
Earnings attributable to equity holders of the parent company	30,783	45,889
Revaluation of investment properties	(8,424)	(3,737)
Net results on acquisitions and disposals	(67)	(256)
Goodwill impairment and amortisation of intangible assets	382	161
Deferred tax in respect of EPRA adjustments	2,382	2,005
Non controlling interest in respect of the above adjustments	—	(12)
EPRA Earnings	25,056	44,050
Weighted average number of shares (in shares)	373,506,404	372,912,583
EPRA Earnings per share (in €cents)	6.7	11.8

Company adjustments:*
Legacy legal matters	695	435
Foreign exchange differences	7,896	(14,654)
Deferred tax not related to revaluations	(961)	1,250
Changes in the value of financial instruments	831	762
Non controlling interest in respect of company adjustments	—	275
Company adjusted EPRA Earnings	33,517	32,118
Company adjusted EPRA Earnings per share (in €cents)	9.0	8.6

*	The “Company adjustments” represent adjustments of other non-recurring items which could distort Atrium’s operating results. Such non-recuring items are disclosed separately from the operating performance in order to provide stakeholders with the most relevant information regarding the performance of the underlying property portfolio.

10

Group Management Report

EPRA Net asset value

Net Asset Value (“NAV”)	31/3/2013		31/12/2012
	€’000	in € per ordinary share	€’000	in € per ordinary share
Equity	2,297,069		2,281,372
Non controlling interest	696		3,061
IFRS NAV per the financial statements	2,297,765	6.15	2,284,433	6.12
Effect of exercise of options	14,314		15,280
Diluted NAV, after the exercise of options	2,312,079	6.11	2,299,713	6.08
Fair value of financial instruments	15,933		17,828
Goodwill as a result of deferred tax	(10,849)		(11,025)
Deferred tax in respect of investment properties	140,547		131,855
EPRA NAV	2,457,710	6.49	2,438,371	6.44

EPRA Triple NAV (“NNNAV”)	31/3/2013		31/12/2012
	€’000	in € per ordinary share	€’000	in € per ordinary share
EPRA NAV	2,457,710		2,438,371
Fair value of financial instruments	(15,933)		(17,828)
Impact of debt fair value	(9,064)		(10,821)
Deferred tax in respect of investment properties	(140,547)		(131,855)
EPRA NNNAV	2,292,166	6.06	2,277,867	6.02
Number of outstanding shares	373,572,089		373,388,756
Number of outstanding shares and options	378,468,049		378,519,715

Interim Financial Report 31 March 2013    11

Interim Financial Statements

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statement of Financial Position as at 31 March 2013

		31/3/2013		31/12/2012
		€’000	€’000	€’000	€’000
	Note	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Assets
Non current assets
Standing investments	4	2,197,710		2,185,336
Developments and land	5	549,118		538,395
Other non current assets		90,613		93,386
			2,837,441		2,817,117
Current assets
Cash and cash equivalents	6	192,437		207,843
Other current assets		52,149		43,581
			244,586		251,424
Total assets			3,082,027		3,068,541
Equity	7		2,297,069		2,281,372
Liabilities
Non current liabilities
Long term borrowings	8	460,094		462,075
Derivatives	9	15,933		17,828
Other non current liabilities		167,073		166,825
			643,100		646,728
Current liabilities
Short term borrowings	8	75,168		74,986
Other current liabilities		66,690		65,455
			141,858		140,441
Total equity and liabilities			3,082,027		3,068,541

The interim Group management report and the condensed consolidated interim financial statements were approved and authorised for issue by the Board of Directors during the course of their meeting on 23 May 2013 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer and Peter Linneman, Director.

12

Interim Financial Statements

Condensed Consolidated Income Statement for the period ended 31 March 2013

		1/1/2013 - 31/3/2013		1/1/2012 - 31/3/2012
(Unaudited)	Note	€’000	€’000	€’000	€’000
Gross rental income		50,575		48,579
Service charge income		19,060		18,483
Net property expenses		(22,413)		(21,811)
Net rental income			47,222		45,251
Net result on acquisitions and disposals		67		256
Costs connected with developments		(1,069)		(1,816)
Revaluation of investment properties		8,424		3,737
Other depreciation, amortisation and impairments		(644)		(371)
Administrative expenses		(6,164)		(5,728)
Net operating profit			47,836		41,329
Net financial (expenses)/income	10	(14,818)		7,859
Profit before taxation			33,018		49,188
Taxation charge for the period	11	(2,249)		(3,204)
Profit after taxation for the period			30,769		45,984
Attributable to:
Owners of the parent		30,783		45,889
Non controlling interest		(14)		95
			30,769
					45,984
Basic and diluted earnings per share in € attributable to shareholders		0.08		0.12

Condensed Consolidated Statement of Comprehensive Income

for the period ended 31 March 2013

	1/1/2013 - 31/3/2013		1/1/2012 - 31/3/2012
(Unaudited)	€’000	€’000	€’000	€’000
Profit for the period	30,769		45,984
Items that may be reclassified subsequently to the income statement:
Exchange differences arising on translation of foreign operations (net of deferred tax)	4,780		(4,868)
Movements in hedging reserves (net of deferred tax)	1,580		(1,732)
Total comprehensive income for the period		37,129		39,384
Attributable to:
Owners of the parent	37,143		39,289
Non controlling interest	(14)		95
		37,129		39,384

Interim Financial Report 31 March 2013    13

Interim Financial Statements

Condensed Consolidated Cash Flow Statement for the period ended 31 March 2013

	1/1/2013 - 31/3/2013	1/1/2012 - 31/3/2012
(Unaudited)	€’000	€’000
Cash flows generated from operating activities	28,060	31,548
Cash flows used in investing activities	(17,078)	(5,677)
Cash flows used in financing activities	(26,117)	(29,153)
Net decrease in cash and cash equivalents	(15,135)	(3,282)
Cash and cash equivalents at the beginning of the period	207,843	234,924
Effect of exchange rate fluctuations on cash held	(271)	899
Cash and cash equivalents at the end of the period	192,437	232,541

Consolidated Statement of Changes in Equity for the period ended 31 March 2013

(Unaudited)	Note	Stated capital €’000	Other reserves €’000	Hedging reserves €’000	Retained earnings €’000	Currency translation €’000	Equity attribut- able to controlling share- holders €’000	Non controlling interest €’000	Total equity €’000
Balance as at 1 January 2013		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372
Total comprehensive income		—	—	1,580	30,783	4,780	37,143	(14)	37,129
Transactions with owners
Share based payment		—	181	—	—	—	181	—	181
Issue of no par value shares		681	(174)	—	—	—	507	—	507
Dividends	7	(18,679)	—	—	—	—	(18,679)	—	(18,679)
Acquisition of non controlling interest	7	—	—	—	(5,820)	—	(5,820)	2,379	(3,441)
Balance as at 31 March 2013		2,818,660	4,886	(12,861)	(432,195)	(80,725)	2,297,765	(696)	2,297,069

(Unaudited)	Note	Stated capital €’000	Other reserves €’000	Hedging reserves €’000	Retained earnings €’000	Currency translation €’000	Equity attribut- able to controlling share- holders €’000	Non controlling interest €’000	Total equity €’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(1,732)	45,889	(4,868)	39,289	95	39,384
Transactions with owners
Share based payment		—	435	—	—	—	435	—	435
Issue of no par value shares		67	(23)	—	—	—	44	—	44
Dividends	7	(15,849)	—	—	—	—	(15,849)	—	(15,849)
Acquisition of non controlling interest		—	—	—	(21,441)	—	(21,441)	12,375	(9,066)
Balance as at 31 March 2012		2,883,336	3,983	(9,071)	(506,683)	(89,261)	2,282,304	(2,813)	2,279,491

14

Interim Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements for the period ending 31 March 2013

(Unaudited)

1. Reporting entity

Atrium European Real Estate Limited (“Atrium”) is a company incorporated and domiciled in Jersey. Its registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2. Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as endorsed by the EU.

The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 31 December 2012.

The annual consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU.

Basis of measurements

The financial statements are presented in thousands of Euros

(“€’000”), rounded to the nearest thousand, unless stated otherwise.

Amendment to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRS as of 1 January 2013:

•

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity. The new standard does not include a change in the consolidation procedures. The standard did not have an impact on the Group’s financial statements.

•

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures (2011). IFRS 11 distinguishes between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. An entity holding a joint operation will recognise its share in the assets, the liabilities, revenues and costs. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. An entity holding a joint venture will represent its investment in it using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). The standard did not have an impact on the Group’s financial statements.

•

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures (2011) and IAS 27 Separate Financial Statements (2011). Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, associates and joint arrangements and in unconsolidated structured entities. The standard did not have a material impact on the Group’s financial statements.

•

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 determines that an entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting. The standard did not have a material impact on the Group’s financial statements.

•

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. The standard did not have a material impact on the Group’s financial statements.

•

Annual Improvements to IFRSs 2009-2011 (May 2012), addressed the following amendments: IAS 1 Presentation of Financial Statements – clarification of the requirements for comparative information, IAS 32 Financial Instruments: Presentation – tax effect on distributions to holders of equity instruments and IAS 34 Interim Financial Reporting – interim financial reporting and segment information for total assets and liabilities. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2013. The amendments will not have a material impact on the Group’s financial statements.

Interim Financial Report 31 March 2013    15

Interim Financial Statements

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been adopted by the Group early

The following standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1 January 2014 and subsequent periods.

•

IAS 32 Financial Instruments: Presentation-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011). An entity shall apply retrospectively those amendments for annual periods beginning on or after 1 January 2014. Earlier application is permitted. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•

IFRS 7 Financial Instruments: Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011), amends the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2015. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•

IFRS 9 Financial Instruments. In November 2009, the IASB issued IFRS 9, as a first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (the standard is effective for annual periods beginning on or after 1 January 2015 but may be applied earlier). IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•

IFRS 9 Financial Instruments (Amendments, October 2010) adds the requirements related to classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2015. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

Other new standards, amendments to and interpretations of existing standards that are not yet effective and have not already been early adopted by the Group are currently being reviewed.

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2012.

Financial assets and liabilities

Other than as described in note 9, the Group believes that the carrying amounts of financial assets and liabilities which are carried at amortized cost in the financial statements are deemed not to be significantly different from their fair value.

Loans to associates with a book value of €28.4 million (2012: €28.5 million) were impaired to reflect the fair value of the underlying securities. Loans to third party with a book value of €8.1 million (2012: €8.1 million) were impaired to reflect the recoverable amounts.

3. Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2012 except for the new standards adopted by the Group as described above.

4. Standing investments

The current portfolio of standing investments of the Group consists of 156 properties (31 December 2012: 156).

	31/3/2013	31/12/2012
	€’000	€’000
Balance as at 1 January	2,185,336	2,077,246
Additions - technical improvements, extensions	5,168	33,629
Movements - financial leases	3,345	3,861
Transfers from developments and land	—	6,750
Currency translation difference	(5,030)	5,317
Revaluation of standing investments	8,891	58,533
Balance as at the end of the period	2,197,710	2,185,336

16

Interim Financial Statements

5. Developments and land

The current portfolio of developments and land of the Group consists of 36 projects (31 December 2012: 36).

	31/3/2013	31/12/2012
	€’000	€’000
Balance as at 1 January	538,395	587,351
Additions - cost of land and construction	8,734	26,161
Movements - financial leases	2,342	(1,139)
Transfer to inventory	—	(1,744)
Transfer to standing investments	—	(6,750)
Disposals	—	(3,310)
Interest capitalised	213	1,320
Currency translation difference	(99)	—
Revaluation of developments and land	(467)	(63,494)
Balance as at the end of the period	549,118	538,395

In July 2012 Atrium signed definitive contracts with a general contractor for the construction of its new development project in Lublin, Poland. The total market value of Atrium Felicity at 31 March 2013 was €56.4 million and total net incremental costs to complete the project are approximately €48.3 million. The hypermarket component of the project will be developed and then sold to a major international food retailer in line with a forward sale agreement concluded in June 2012. Accordingly, as at 31 March 2013 €3.1 million (31 December 2012: €2.2 million) was held as inventory and is reported within other current assets.

6. Cash and cash equivalents

As at 31 March 2013, the Group held total cash and cash equivalents of €192.4 million (31 December 2012: €207.8 million). The Group held cash of €19.1 million (31 December 2012: €18.7 million) as backing for guarantees and/or other restricted cash issued by various banks on the Group’s behalf.

7. Equity

As at 31 March 2013, the total number of ordinary shares issued was 373,572,089 (31 December 2012: 373,388,756 shares). During the three month period ended 31 March 2013, Atrium paid a dividend of €0.05 (3M 2012: €0.0425) per ordinary share, which amounted to a total of €18.7 million (3M 2012: €15.8 million).

On 9 January 2013, MD CE Holding Limited, a 100% owned subsidiary of Atrium, acquired the remaining 49% of the shares in Nokiton Investment Limited it did not already hold and now owns 100% of this entity and its subsidiaries. The total consideration paid and transaction costs amounted to €3.4 million.

8. Borrowings

	31/3/2013 Net book value €’000	31/3/2013 Fair value €’000	31/12/2012 Net book value €’000	31/12/2012 Fair value €’000
Bonds	193,490	200,924	193,958	202,505
Bank loans	341,772	343,403	343,103	345,378
Total	535,262	544,327	537,061	547,883

The fair values of loans and bonds were determined by an external appraiser using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

Fair values have been determined with reference to market inputs, the most significant of which are:

•	Quoted EUR yield curve;

•	Quoted CZK yield curve;

•	Volatility of EUR swap rates;

•	Spot exchange rates CZK/EUR; and

•	Fair values of effected market transactions.

Fair value measurements used for Bonds and Loans are categorised within Level 2 of the fair value hierarchy as described in IFRS 13.

The borrowings are repayable as follows:

	31/3/2013	31/12/2012
	Net book	Net book
	value	value
	€’000	€’000
Due within one year	75,168	74,986
In second year	6,609	6,557
In third to fifth years inclusive	345,500	347,089
After five years	107,985	108,429
Total	535,262	537,061

Interim Financial Report 31 March 2013    17

Interim Financial Statements

9. Derivatives

The Group entered into two interest rate swap contracts (“IRSs”) during 2011 in connection with two bank loans secured over newly acquired properties. These swaps exchange floating interest rates to fixed interest rates. The swaps are cash flow hedges which are designed to reduce the Group’s cash flow volitility from variable interest rates on the bank loans. The IRS are measured at fair value using the discounted future cash flows method.

As at 31 March 2013 the IRSs are in a liability position, and have a fair value of €15.9 million (31 December 2012: €17.8 million). The fair value measurements of the IRSs are derived from inputs other than quoted prices in active markets. The inputs used to determine the future cash flows are the 3 month Euribor Forward curve and an appropriate discount rate. These used inputs are either directly (i.e. as prices) or indirectly (i.e. derived from prices) derived. Therefore, these IRSs are classified as Level 2 Fair value measurements under IFRS 13.

10. Net financial (expenses)/income

	1/1/2013-31/3/2013	1/1/2012-31/3/2012
	€’000	€’000
Interest income	930	1,005
Interest expense	(5,601)	(6,092)
Finance lease interest expense	(1,420)	(761)
Foreign currency differences	(7,896)	14,654
Impairment of financial instruments	(831)	(762)
Other financial expenses	—	(185)
Total	(14,818)	7,859

11. Taxation charge for the period

	1/1/2013-31/3/2013	1/1/2012-31/3/2012
	€’000	€’000
Current period corporate income tax (expense)/benefit	(940)	51
Deferred tax charge	(1,421)	(3,255)
Adjustments to prior periods	112	—
Total	(2,249)	(3,204)

18

Interim Financial Statements

12. Segment reporting

Reportable segments

For the period ended 31 March 2013	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	50,575	—	—	50,575
Service charge income	19,060	—	—	19,060
Net property expenses	(22,413)	—	—	(22,413)
Net rental income	47,222	—	—	47,222
Net result on acquisitions and disposals	67	—	—	67
Costs connected with developments	—	(1,069)	—	(1,069)
Revaluation of investment properties	8,891	(467)	—	8,424
Other depreciation and amortisation	(527)	—	(117)	(644)
Administrative expenses	(2,762)	(414)	(2,988)	(6,164)
Net operating profit/(loss)	52,891	(1,950)	(3,105)	47,836
Net financial expense	(5,470)	(5,573)	(3,775)	(14,818)
Profit/(loss) before taxation for the period	47,421	(7,523)	(6,880)	33,018
Taxation charge for the period	(1,918)	(224)	(107)	(2,249)
Profit/(loss) after taxation for the period	45,503	(7,747)	(6,987)	30,769
Investment properties	2,197,710	549,118	—	2,746,828
Segment assets	2,274,393	596,947	210,687	3,082,027
Segment liabilities	691,198	87,145	6,615	784,958

For the period ended 31 March 2012	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	48,579	—	—	48,579
Service charge income	18,483	—	—	18,483
Net property expenses	(21,811)	—	—	(21,811)
Net rental income	45,251	—	—	45,251
Net result on acquisitions and disposals	—	256	—	256
Costs connected with developments	—	(1,816)	—	(1,816)
Revaluation of investment properties	6,706	(2,969)	—	3,737
Other depreciation and amortisation	(82)	—	(289)	(371)
Administrative expenses	(2,857)	(122)	(2,749)	(5,728)
Net operating profit/(loss)	49,018	(4,651)	(3,038)	41,329
Net financial income/(expense)	(1,206)	591	8,474	7,859
Profit/(loss) before taxation for the period	47,812	(4,060)	5,436	49,188
Taxation credit/(charge) for the period	(3,250)	356	(310)	(3,204)
Profit/(loss) after taxation for the period	44,562	(3,704)	5,126	45,984
Investment properties	2,098,097	584,542	—	2,682,639
Segment assets	2,175,010	637,676	246,914	3,059,600
Segment liabilities	670,225	104,184	5,700	780,109

Interim Financial Report 31 March 2013    19

Interim Financial Statements

13. Investment in group undertakings

On 9 January 2013, MD CE Holding Limited, a 100% owned subsidiary of Atrium, acquired the remaining 49% of the shares in Nokiton Investment Limited it did not already own and now owns 100% of this entity and its subsidiaries. The total consideration paid and transaction costs amounted to €3.4 million.

14. Transactions with related parties

During the three month period ended 31 March 2013, 183,333 options were exercised and 51,666 options were returned to the option pool, out of the 5,130,959 outstanding options as at 31 December 2012. The total number of outstanding options was 4,895,960 as at 31 March 2013.

In March 2013, the Compensation and Nominating Committee determined employee annual bonus payments for 2012. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of €625,000 which was settled partially by the guaranteed payment of €375,000 in cash and partially via the issuance of 34,958 new shares on 22 April 2013, at €4.539 per share, net of tax. These shares are not subject to any lock-up period.

15. Contingencies

There were no significant changes in the contingencies of the Group to those reported in note 2.41 of the Annual Financial Report 2012. Atrium is involved in certain claims submitted by holders of Austrian Depositary Receipts alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 22 May 2013, the latest practicable date prior to authorization of this report, the aggregate amounts claimed in proceedings to which Atrium was then a party in this regard was approximately €13.8 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop, are dismissed or withdrawn.

The claims are at varying stages of development and are expected to be resolved over a number of years. While a provision has been recorded in respect of these proceedings, based on current knowledge and management assumptions and includes the estimated associated expenses, the actual outcome of the claims and the timing of their resolution cannot be estimated reliably by the Company at this time. Atrium rejects the claims and is defending them vigorously. Where judgment has been handed down against Atrium in any proceedings, the matter is subject to appeal.

The continuing uncertainty in the various economies in which the Group has its operations and assets, especially the Eurozone and the developing markets in which the Group invests, could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not presently able to assess, with accuracy, the extent of any such changes.

16. Subsequent events

On 16 April 2013 Atrium issued a €350 million unsecured seven year Eurobond, carrying a 4.0% coupon. The bond was rated BBB- by both S&P and Fitch, in line with Atrium’s own corporate rating, will mature on 20 April 2020 and the issue price was 99.569%. The proceeds of the issue will strengthen the Group’s liquidity and will be used for general corporate purposes, including acquisitions, as and when identified, as well as refinancing existing secured debt.

20

Independent Review Report to Atrium

European Real Estate Limited

Introduction

We have been engaged by Atrium European Real Estate Limited (“Atrium”) to review the condensed consolidated set of financial statements in the interim financial report for the three months ended 31 March 2013 which comprises the condensed consolidated statement of financial position, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated cash flow statement, the consolidated statement of changes in equity, and the related explanatory notes.

We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to Atrium in accordance with the terms of our engagement. Our review has been undertaken so that we might state to Atrium those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Atrium for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors.

As disclosed in note 2, the annual consolidated financial statements of Atrium are prepared in accordance with International Financial Reporting Standards as endorsed by the EU. The condensed consolidated set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 “Interim Financial Reporting” as endorsed by the EU.

Our responsibility

Our responsibility is to express to Atrium a conclusion on the condensed consolidated set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the three months ended 31 March 2013 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as endorsed by the EU.

Heather J MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditor

37 Esplanade

St Helier

Jersey

JE4 8WQ

23 May 2013

Notes:

•

The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors, the work carried out by KPMG Channel Islands Limited does not involve consideration of these matters and, accordingly, KPMG Channel Islands Limited accept no responsibility for any changes that may have occurred to the condensed consolidated set of financial statements or review report since the 23 May 2013. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 23 May 2013 which in any way extends this date.

•

Legislation in Jersey governing the preparation and dissemination of condensed consolidated financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the condensed consolidated financial statements are complete and unaltered in any way.

Interim Financial Report 31 March 2013    21

Personal Notes

22

Directors, Group Executive Management,

Professional Advisors and Principal Locations

3. Directors, Group Executive Management, Professional Advisors and Principal Locations

Directors:

Chaim Katzman

Rachel Lavine

Joseph Azrack

Noam Ben-Ozer

Peter Linneman

Simon Radford

Dipak Rastogi

Aharon Soffer

Thomas Wernink

Andrew Wignall

Group Executive Management:

Rachel Lavine	CEO
David Doyle	CFO
Nils-Christian Hakert	COO
Thomas Schoutens	CDO

Administrator and Registrar:

Aztec Financial Services (Jersey) Limited

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Independent Auditors:

KPMG Channel Islands Limited

Chartered Accountants

37 Esplanade

St Helier

Jersey

JE4 8WQ

Media Relations Advisor:

FTI Consulting

Holborn Gate, 26 Southampton Buildings

London, WC2A 1PB, UK

Registered office:

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Principal locations:

Czech Republic

Manhattan Real Estate Management s.r.o.

U Libeňského pivovaru 63/2, CZ-180-00

Prague

Hungary

Manhattan Real Estate Management Kft

Bécsi út 154, HU-1032

Budapest

The Netherlands

Atrium European Management NV

World Trade Center, C tower, Strawinskylaan 941, 1077 XX

Amsterdam

Poland

Atrium Poland Real Estate Management Sp. z o.o.

Al. Jerozolimskie 148, PL-02–326

Warsaw

Romania

Atrium Romania Real Estate Management SRL

Auchan Mall Office, Et.1, Office 2

560A Iuliu Maniu Boulevard

Bucharest

Russia

OOO Manhattan Real Estate Management

JAVAD Business Centre, The Triumph Palace

Chapaevskiy pereulok, Building 3, RU-125057

Moscow

How to contact us:

Website: www.aere.com

Analysts & Investors: ir@aere.com

Media: atrium@fticonsulting.com

General enquiries: atrium@aere.com

Cover photo:

Atrium Promenada shopping centre in Warsaw, Poland

Interim Financial Report 31 March 2013    23

ATRIUM
PROMENADA
Z MYŚLĄ O TOBIE
AJNOWSZE TRENDY
PECJALNIE DLA CIEBIE
alma
ELECTRO WORLD
H&M
mothercare
Royal Collection
ZARA
ELIE TAHARI